THE REAL BROKERAGE INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE

HELD ON MAY 31, 2024

DATED APRIL 4, 2024

THE REAL BROKERAGE INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

FRIDAY, MAY 31, 2024

TAKE NOTICE THAT an annual general meeting (the "Meeting") of the shareholders of The Real Brokerage Inc. (the "Company") will be held on Friday, May 31, 2024 at 9:00 a.m. ET. This year's Meeting will be a virtual meeting of shareholders. You will be able to attend the Meeting, vote and submit your questions during the Meeting via live webcast by visiting www.virtualshareholdermeeting.com/REAX2024. Prior to the Meeting, you will be able to vote (i) at www.proxyvote.com, (ii) by telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French); or (iii) by completing, signing and returning the enclosed form of proxy or voting instruction form, as applicable, in the envelope provided.

The Meeting will be held for the following purposes:

1. to receive the audited financial statements of the Company for the year end dated December 31, 2023 and the accompanying report of the auditors;

2. to fix the number of directors of the Company at seven (7);

3. to elect the directors of the Company to serve until the close of the next annual general meeting of shareholders of the Company or until their successors are elected or appointed;

4. to re-appoint auditors of the Company for the ensuing year, as more fully described in the management information circular (the "Management Information Circular") accompanying this Notice; and

5. to transact such other business as may be properly brought before the Meeting or any postponement or adjournment thereof.

Information relating to the items above is set forth in the Management Information Circular.

Only shareholders of record as of April 4, 2024 (the, "Record Date"), are entitled to notice of the Meeting and to vote at the Meeting and at any adjournment or postponement thereof.

Notice-and-Access

The Company has elected to use for the Meeting the notice-and-access provisions under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102" and together with NI 54-101, the "Notice- and-Access Provisions") of the Canadian Securities Administrators. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing the Company to post its Management Information Circular and any additional materials online.

The Management Information Circular and all additional materials have been posted in full on the Company's website at https://investors.onereal.com/events-presentations, and under the Company's System for Electronic Document Analysis and Retrieval+ ("SEDAR+") profile at www.sedarplus.com, instead of printing and mailing out paper copies. All shareholders of record as of the Record Date will receive a notice and access notification containing instructions on how to access the Management Information Circular and all additional materials.

Voting by Proxy

To participate in the Meeting, registered shareholders and duly appointed proxyholders will need to visit www.virtualshareholdermeeting.com/REAX2024 and log-in using the 16-digit control number included either on your proxy form (the "Instrument of Proxy") or voting instruction form ("VIF"), as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high‐speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 9:00 a.m. ET on Friday, May 31, 2024. Online check‐in will begin starting 15 minutes prior, at 8:45 a.m. ET. You should allow ample time for online check‐in procedures. If you encounter any difficulties accessing the virtual meeting during the check‐in or Meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log in page. The webcast Meeting allows registered holders and duly appointed proxyholders to attend the Meeting live, submit questions and vote while the Meeting is being held if you have not done so in advance of the Meeting.

Guests will be able to attend the Meeting through the live webcast only by joining the webcast as a guest at www.virtualshareholdermeeting.com/REAX2024. Guests will not be able to submit questions or vote.

If you are not a registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

It is desirable that as many shareholders holding common shares of the Company as possible be represented at the Meeting. If you do not expect to attend and would like your common shares represented, please complete the enclosed Instrument of Proxy or VIF and return it as soon as possible in the envelope provided for that purpose. To be valid, all Instruments of Proxy and VIFs must be deposited at the office of Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 5S5 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any postponement or adjournment thereof. Late Instruments of Proxy may be accepted or rejected by the Chair of the Meeting in the Chair's discretion and the Chair is under no obligation to accept or reject any particular late Instruments of Proxy.

DATED at Vancouver, British Columbia this 4th day of April, 2024.

By order of the Board of Directors of The Real Brokerage Inc.

Signed "Tamir Poleg"
Tamir Poleg Chief Executive Officer and Director

THE REAL BROKERAGE INC.

MANAGEMENT INFORMATION CIRCULAR

DATED April 4, 2024

-i-

TABLE OF CONTENTS
(continued)

-ii-

GLOSSARY OF DEFINED TERMS

The following is a glossary of certain terms used in this Circular. Where the context requires, the below terms include both their plural and singular forms, and the below terms implying a gender includes all genders. All dollar amounts herein are in Canadian dollars, unless otherwise stated.

"Amended and Restated Omnibus Incentive Plan" means the amended and restated omnibus incentive plan of the Company as approved by the Board and as ratified by Shareholders at the Company's annual general meeting held on June 9, 2023.

"Annual Information Form" means the Annual Information Form of the Company dated March 14, 2024.

"Arbor Oaks Apartments" has the meaning ascribed to in under Particulars of Matters to be Acted Upon - Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

"Arbor Oaks Judgement" has the meaning ascribed to in under Particulars of Matters to be Acted Upon - Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

"Articles" means the articles of the Company.

"Audit Committee" means the audit committee of the Board.

"Award" means a grant of an Option or an RSU pursuant to a Securities Based Compensation Arrangement. "Award Date" means the date on which an Award is granted.

"Beneficial Ownership Requirement" has the meaning ascribed to it in the Investor Rights Agreement. "BCBCA" means the Business Corporations Act (British Columbia), as amended.

"Beneficial Shareholders" has the meaning ascribed to it under Appointment and Revocation of Proxies. "BFS" or "Broadridge" has the meaning ascribed to it under Appointment and Revocation of Proxies. "Board" means the board of directors of the Company.

"CEO" means Chief Executive Officer of the Company. "CFO" means Chief Financial Officer of the Company.

"Change of Control" has the meaning ascribed to it under Statement of Executive Compensation.

"Circular" or "Management Information Circular" means this management information circular of the Company dated April 4, 2024 and all documents attached to or incorporated by reference into the management information circular.

"Code" has the meaning ascribed to it under Statement of Corporate Governance Practices.

"Committee" means a committee of the Board to which responsibilities of the RSU Plan, Stock Option Plan, the Omnibus Incentive Plan or the Amended and Restated Omnibus Incentive Plan have been delegated, or if no such committee(s) are appointed, the Board itself.

"Common Shares" means the common shares in the authorized share structure of the Company.

"Company" means The Real Brokerage Inc., a company existing under the laws of the BCBCA.

"Compensation Committee" means the compensation committee of the Board.

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"Corporate Disclosure Policy" has the meaning ascribed to it under Statement of Corporate Governance Practices.

"ET" means Eastern Time.

"Guarantors" has the meaning ascribed to in under Particulars of Matters to be Acted Upon - Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

"Indemnity and Guarantee" has the meaning ascribed to in under Particulars of Matters to be Acted Upon - Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

"Insider" means insider as defined the Securities Act (British Columbia), RSBC 1996, c.418, or other securities legislation applicable to the Company.

"Insight Partners" means certain funds affiliated with Insight Holdings Group, LLC, in particular Insight Partners XI, L.P.; Insight Partners (Cayman) XI, L.P.; Insight Partners XI (Co-Investors), L.P.; Insight Partners XI (Co-Investors) (B), L.P.; Insight Partners (Delaware) XI, L.P.; and Insight Partners (EU) XI, S.C.Sp.

"Instrument of Proxy" means the form of proxy for use by Shareholders to vote at the Meeting.

"Investor Director Designee" means the appointed director to the Board by Insight Partners pursuant to the Investor Rights Agreement.

"Investor Rights Agreement" means the agreement between the Company, REAL PIPE and Insight Partners dated December 2, 2020.

"MD&A" has the meaning ascribed to it under Additional Information.

"Meeting" means the annual meeting of the Shareholders of the Company to be held on May 31, 2024 and any adjournment or postponement thereof.

"Nasdaq" means the Nasdaq Capital Market.

"NCIB" means normal course issuer bid.

"NEOs" has the meaning given to it under Statement of Executive Compensation.

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations.

"NI 52-110" means National Instrument 52-110 - Audit Committees.

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

"NI 58-101" means National Instrument 58-101 - Disclosure of Corporate Governance Practices.

"Notice" means the notice of the Meeting accompanying the Circular.

"NP 58-201" means National Policy 58-201 - Corporate Governance Guidelines.

"Omnibus Incentive Plan" means the omnibus incentive plan of the Company as approved by the Board and as ratified by Shareholders at the Company's annual general meeting held on June 13, 2022.

"Options" means stock options of the Company issued pursuant to the Stock Option Plan prior to February 18, 2022 and issued pursuant to the Omnibus Incentive Plan prior to July 22, 2022 and issuable under the Amended and Restated Omnibus Incentive Plan after such date.

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"Optimum" has the meaning ascribed to in under Particulars of Matters to be Acted Upon- Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

"Participant" means an eligible employee, director, or consultant of the Company or a subsidiary (or in the case of a consultant, also of a related entity) to whom Awards are granted pursuant to a Securities Based Compensation Arrangement.

"REAL PIPE" means Real PIPE, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company.

"Record Date" means April 4, 2024.

"RSU Plan" means the restricted share unit plan of the Company as approved by the Board and as ratified by Shareholders at the Company's annual general meeting held on August 20, 2020.

"RSUs" means restricted share units issuable under the RSU Plan prior to February 18, 2022 and issued pursuant to the Omnibus Incentive Plan prior to July 22, 2022 and issuable under the Amended and Restated Omnibus Incentive Plan after such date.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Based Compensation Arrangement" means the Stock Option Plan, RSU Plan, the Omnibus Incentive Plan and the Amended and Restated Omnibus Incentive Plan.

"Shareholders" means the holders of the Common Shares.

"Stock Option Plan" means the Stock Option Plan of the Company as approved by the Board and as ratified by the Shareholders at the annual and special general meeting of Shareholders held on August 20, 2020.

"Stock Trading Policy" has the meaning ascribed to it under Statement of Corporate Governance Practices.

"TSX" means the Toronto Stock Exchange.

"TSXV" means the TSX Venture Exchange.

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THE REAL BROKERAGE INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is provided in connection with the solicitation of proxies by management of The Real Brokerage Inc. for use at the Meeting. The Meeting will be held virtually on Friday, May 31, 2024 at 9:00 a.m. ET at www.virtualshareholdermeeting.com/REAX2024 or a place to which the Meeting may be adjourned, for the purposes set forth in the Notice.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other means of electronic communication. In accordance with NI 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

These Shareholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings or securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf.

Accompanying this Management Information Circular (and filed with applicable securities regulatory authorities) is the Instrument of Proxy or voting instruction form for use at the Meeting. Each Shareholder who is entitled to attend the Meeting is encouraged to participate in the Meeting and Shareholders are urged to vote, in person or by proxy, on the matters to be considered.

All time references in this Management Information Circular are in Eastern Time (ET).

References in this Circular to "we", "us", "our" and similar terms, as well as references to "Real", or the "Company", refer to The Real Brokerage Inc.

Forward Looking Information

Certain statements in this Circular constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking information"). The words "scheduled", "may", "will", "would", "should", "could", "expects", "plans", "intends", "trends", "indications", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking information.

Forward-looking information is based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company's business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company's actual results to differ materially from those expressed or implied by forward-looking information, including, without limitation, the factors discussed in the "Risk Factors" section of the Annual Information Form for the year ended December 31, 2023. Although these factors are not intended to represent a complete list of the factors that could affect the Company, they should be considered carefully. The forward-looking information contained in this Circular are made as of the date of this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking information contained in this Circular are expressly qualified by this cautionary statement. We caution investors not to rely on forward-looking information contained in this Circular when making an investment decision in our securities. You are encouraged to read our filings with Canadian securities regulatory authorities available at www.sedarplus.com and with the United States Securities and Exchange Commission at www.sec.gov for a discussion of these and other risks and uncertainties. Please also refer to the section entitled "Cautionary Note Regarding Forward-Looking Statements" in the Company's Annual Information Form for additional details with respect to forward-looking statements.

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Date of Information and Currency Presentation

Unless otherwise indicated, the information in this Circular is given as of April 4, 2024.

References in this Circular to (i) $ or C$ are to Canadian dollars and (ii) US$ are to United States dollars. The Company has used the following annual average exchange rates reported by the Bank of Canada for conversions of currency to Canadian dollars throughout this Circular, unless indicated otherwise:

	Year Ended December 31
Currency	2023	2022	2021
One United States dollar in Canadian dollars	$1.3226	$1.3544	$1.2678

On April 4, 2024, the exchange rate as quoted by the Bank of Canada for conversion of one United States dollar into Canadian dollars was US$1.00 = $1.3504.

The Company's financial year end is December 31. Certain totals, subtotals and percentages throughout this Circular may not reconcile due to rounding.

HOW TO VOTE

Shareholders are encouraged to vote in advance of the meeting at www.proxyvote.com.

Even if you currently plan to participate in the Meeting, you should consider voting your shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason.

VOTING INSTRUCTIONS

Voting by Internet

To vote by the internet, visit www.proxyvote.com or scan the "QR" code included on the Instrument of Proxy (or other form of voting instruction form provided by an intermediary) to access the website. You will need your 16‐digit control number located on the Instrument of Proxy/voting instruction form. The vote cut‐off is 9:00 a.m. ET, on Wednesday, May 29, 2024.

Voting by Mail

Return the completed, signed and dated Instrument of Proxy (or other form of voting instruction form provided by an intermediary) by mail in the business reply envelope to: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 5S5.

Voting by Telephone

You may enter your vote instruction by telephone at 1‐800‐474‐7493 (English) or 1‐800‐474‐7501 (French). You will need your 16‐digit control number located on the Instrument of Proxy.

APPOINTMENT AND REVOCATION OF PROXIES

Appointee Instructions

If you would like someone that you designate to attend the virtual meeting and vote on your behalf, you should appoint that person online at www.proxyvote.com as your proxy and provide that person the appointee identification number and the exact name that you registered. With that appointee identification number and name, your appointee will be able to access the Meeting and vote on your behalf.

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You MUST provide your appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Meeting. Appointees can only be validated at the Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER.

IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING.

Proxy Cut-off

You are encouraged to provide your voting instructions or appoint your proxyholder online at www.proxyvote.com in accordance with the instructions on the Instrument of Proxy by no later than 9:00 a.m. ET, on Wednesday, May 29, 2024, or if the Meeting is adjourned, at least forty eight (48) hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting (the proxy cutoff). If you prefer, you may also complete and return your Instrument of Proxy or voting instruction form to Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 5S5. Broadridge must receive your completed Instrument of Proxy or voting instruction form prior to the proxy deadline.

Providing your voting instructions or voting by the proxy cutoff will ensure your vote is counted at the Meeting even if you decide not to attend the Meeting or are unable to access it in the event of technical difficulties. If you attend and vote at the Meeting during the live webcast, any proxy you have previously given will be revoked.

Changing your Voting Instructions

If you change your mind about how you want to vote your Common Shares, you can revoke your Instrument of Proxy or voting instruction form by voting again on the internet or by phone or by any other means permitted by law.

Registered Shareholders can revoke their instructions by delivering a signed written notice executed by the registered Shareholder or by his or her attorney authorized in writing or, where the registered Shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:

• Broadridge Investor Communications Corporation at 2601 14th Avenue, Markham, Ontario L3R 0H9, at any time up to and including the last business day preceding the day of the Meeting;

• the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting; or

• the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

Beneficial owners who are unable to vote on the internet or by phone should consult their intermediary if they wish to revoke their instructions.

A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

Signature on Proxies

The Instrument of Proxy must be executed by the Shareholder or his or her duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title must be indicated. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Company).

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The Common Shares represented by the enclosed Instrument of Proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Common Shares will be voted IN FAVOUR OF PASSING THE RESOLUTIONS DESCRIBED IN THE INSTRUMENT OF PROXY AND BELOW. If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the accompanying Instrument of Proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. Unless otherwise stated, the Common Shares represented by a valid Instrument of Proxy will be voted in favour of the election of nominees set forth in this Management Information Circular except where a vacancy among such nominees occurs prior to the Meeting, in which case, such Common Shares may be voted in favour of another nominee in the proxyholder's discretion. As of the date hereof, management of the Company knows of no such amendments or variations or other matters to come before the Meeting.

Advice to Beneficial Shareholders

The information set forth in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Management Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders who are registered Shareholders (that is, Shareholders whose names appear on the records maintained by the registrar and transfer agent for the Common Shares as registered holders of Common Shares) will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder's name. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("BFS") in Canada. BFS typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to BFS, or otherwise communicate voting instructions to BFS (by way of the Internet or telephone, for example). BFS then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a BFS voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to BFS (or instructions respecting the voting of Common Shares must otherwise be communicated to BFS) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, CDS & Co., Cede & Co. or another intermediary, the Beneficial Shareholder may attend the Meeting as proxyholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder, should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

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All references to Shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice are to registered Shareholders unless specifically stated otherwise.

What proposals will be presented and what is the required vote?

At the Meeting, you will be asked to vote on three proposals. Your options, and the voting requirements, are set forth below. The Board recommends you vote FOR each proposal.

			Can brokers	Effect of
		Vote required to	vote without	"broker non-
Proposal	Voting options	adopt the proposal	instructions?	votes"

To fix the number of directors of the Company at seven (7).	For or against	A majority of the votes cast with respect to the proposal	No	No effect

To elect seven (7) directors to serve until the 2025 annual meeting of shareholders.	For or withhold	A nominee for director will be elected if the votes cast for such nominee exceed the votes withheld from such nominee	No	No effect

To re-appoint Brightman Almagor Zohar & Co., Certified Public Accountants, (a firm in the Deloitte Global Network) as auditors of the Company for the ensuing year, at such remuneration as may be fixed by the directors of the Company.	For or withhold	A majority of the votes cast with respect to the proposal	No	No effect

RECORD DATE AND QUORUM

The Board has fixed the record date for the Meeting at the close of business on April 4, 2024. The Shareholders of record as of the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of the Shareholders entitled to vote at the Meeting prepared as of the Record Date.

The quorum for the transaction of business at a meeting of Shareholders is two persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 5% of the issued Common Shares entitled to vote at the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Shareholders of record as of the Record Date are entitled to receive notice and attend and vote at the Meeting. As of the Record Date, the Company had 187,235,723 issued and outstanding Common Shares. The Common Shares are the only voting shares of the Company.

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed Instrument of Proxy will vote in favour of all the matters set out thereon.

To the knowledge of the directors and officers of the Company, as of the Record Date, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares except as stated below.

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	Aggregate	Percentage of
	Number of	Outstanding
Name	Common Shares(1)	Common Shares(2)

Insight Holdings Group, LLC	34,666,447 (3)	18.5%

Magma Venture Capital IV Management LP	24,498,927(4)	13.1%

____________________

Notes:

(1) The information about Common Shares over which control or direction is exercised, not being within the knowledge of the Company, is based on publicly available information on the System for Electronic Disclosure by Insiders (SEDI) as of the Record Date.

(2) Based on 187,235,723 Common Shares issued and outstanding as of the Record Date.

(3) Comprised of 15,749,528 Common Shares held by Insight Partners (Cayman) XI, L.P., 2,010,944 Common Shares held by Insight Partners (Delaware) XI, L.P., 1,868,000 Common Shares held by Insight Partners (EU) XI, S.C.Sp, 329,944 Common Shares held by Insight Partners XI (Co-Investors) (B), L.P., 239,384 Common Shares held by Insight Partners XI (Co-Investors), L.P and 14,468,647 Common Shares held by Insight Partners XI, L.P.

(4) Comprised of 23,827,154 Common Shares held by Magma Venture Capital IV LP and 671,773 Common Shares held by Magma Venture Capital IV CEO Fund LP, limited partnerships of which Magma Venture Capital IV Management LP is the general partner.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are set forth in the accompanying Notice. These matters are described in more detail under the headings below.

1. Financial Statements

The audited financial statements of the Company for the year ended December 31, 2023 and the auditor's report thereon will be received at the Meeting. The audited financial statements of the Company and the auditor's report were delivered to each Shareholder who has formally requested a copy thereof as required pursuant to applicable laws and are available on SEDAR+ at www.sedarplus.com. No formal action will be taken at the Meeting to approve the financial statements.

2. Fixing the Number of Directors

The Company is required to have a minimum of three (3) directors. At the Meeting, Shareholders will be asked to fix the number of directors of the Company at seven (7).

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed Instrument of Proxy intend to vote FOR the fixing of the number of directors of the Company at seven (7).

3. Election of Directors

Pursuant to the Articles, directors of the Company are elected annually. Each director will hold office until the next annual general meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles or the provisions of the BCBCA.

Director Nominee of Insight Partners

Pursuant to the Investor Rights Agreement, Insight Partners currently possess the right to nominate one individual to our Board, the Investor Director Designee. The Investor Director Designee is Atul Malhotra, Jr. For additional information in respect of the Insight Partners nomination rights, see the Annual Information Form.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed Instrument of Proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below:

Tamir Poleg	Vikki Bartholomae
Guy Gamzu	Larry Klane
Atul Malhotra, Jr.	Laurence Rose
Susanne Greenfield Sandler

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We do not anticipate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying Instrument of Proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees who is or are unable to serve.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director of the Company, all positions and offices in the Company presently held by such nominees, the nominees' municipality and country of residence, principal occupation at the present time, the period during which the nominees have served as directors, and the number and percentage of Common Shares currently beneficially owned by the nominees, directly or indirectly, or over which control or direction is exercised. Unless otherwise indicated, the information in the section is as of April 4, 2024.

Tamir Poleg Tel Aviv, Israel

Tamir Poleg is the cofounder and CEO of The Real Brokerage Inc. The Company, through a subsidiary, was founded in 2014. Prior to founding the Company, Mr. Poleg founded and served as the Chief Executive Officer of Optimum RE Investments - a real estate company focused on multi-family investments and operations. Before shifting to real estate, Mr. Poleg served in executive sales and business development positions with several technology companies, focusing on wireless infrastructure development and deployment across multiple continents. With over 15 years of real estate experience, including serving as a construction manager, and 9 years of technology company experience, Mr. Poleg is considered an expert in real estate technology and is a member of Forbes Real Estate Council. Mr. Poleg holds a bachelor's degree in economics and several real estate related accreditations.

Principal Occupation (Past 5 years): Chief Executive Officer, The Real Brokerage Inc. or a subsidiary.

Other Current Public Company Directorships: None

Director Since: June 5, 2020
Age: 48

Securities Held
Number and Percentage of
Common Shares Beneficially			At-Risk Value of Common Shares,
Owned or Controlled (1)	RSUs(2)	Options(3)	RSUs and Options(4)
9,402,647	862,712	10,615,467	US$71,694,862

(5.02%)

Current Board and Committee Positions
Member of the Board (Chair)

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Vikki Bartholomae Winter Garden, Florida	Vikki Bartholomae joined The Real Brokerage Inc.'s board of advisors in January 2021 to continue her service to real estate agents. A recognized industry leader, Ms. Bartholomae previously served as Chief of Agent Success at Side and President at eXp Realty, where she helped eXp Realty grow from 500 agents to 15,000 agents in three years. Ms. Bartholomae also worked as team leader and agent throughout her career with Tarbell Realtors, Disney Vacation Development and Keller Williams. Ms. Bartholomae has extensive experience coaching real estate agents. Ms. Bartholomae and her husband have also embarked on a new adventure, launching Wild Bird Unlimited, a bricks-and-mortar store in Orlando.
Principal Occupation (Past 5 years): Franchise Owner, Wild Birds Unlimited; Chief
Customer Success Officer, Side; President, eXp Realty
		Other Current Public Company Directorships: None

Director Since: April 20, 2021
Age: 53

Securities Held
Number and Percentage of
Common Shares Beneficially			At-Risk Value of Common Shares,
Owned or Controlled (1)	RSUs(2)	Options(3)	RSUs and Options(4)
92,751	Nil	100,000	US$627,255
(0.05%)

Current Board and Committee Positions
Independent Member of the Board Member, Audit Committee Member, Nominating and Corporate Governance Committee

Guy Gamzu Tel Aviv, Israel

Guy Gamzu founded and has served as the Chairman of Cubit Investments Ltd., a privately owned investment company specializing in early stage venture finance since 1998 and serves as a director and chairman of a number of private technologycompanies

Principal Occupation (Past 5 years): Investor & Director at Moon Active LTD, Spikenow LTD, Vi Labs LTD, Vyzer LTD, Eyeclick LTD, Atlas Invest Big Data LTD; Founder of Cubit Investments Ltd.

Other Current Public Company Directorships: None

Director Since: June 5, 2020 Age: 57

Securities Held
Number and Percentage of
Common Shares Beneficially			At-Risk Value of Common Shares,
Owned or Controlled (1)	RSUs(2)	Options(3)	RSUs and Options(4)
18,025,950	Nil	390,638	US$69,481,756
(9.63%)

Current Board and Committee Positions
Independent Member of the Board Member, Compensation Committee (Chair) Member, Nominating and Corporate Governance Committee

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Larry Klane Westport, Connecticut

Larry Klane is an independent director, co-founder of an investment firm, and prior CEO and business leader of an array of wholesale and retail financial services businesses globally. In addition to his executive experience, Mr. Klane has served on eleven corporate boards - six public boards and five private boards. In addition to The Real Brokerage Inc., Mr. Klane currently serves on the boards of Goldman Sachs Bank USA and Navient Corporation (Nasdaq: NAVI). Previously, Mr. Klane served on the Board of Bottomline Technology (USA) and earlier in his career as Chairman of the Board and CEO of Korea Exchange Bank and as a director of Aozora Bank, publicly traded banks in Korea and Japan, respectively. Prior to leading Korea Exchange Bank, Mr. Klane served as President of the Global Financial Services division of Capital One Financial Corporation. Mr. Klane joined Capital One in 2000 to help lead the company's transformation to a diversified financial services business. His responsibilities during his tenure included a broad range of consumer and business finance activities in the United States, Europe and Canada. He oversaw all merger and acquisition activities. Prior to Capital One, Mr. Klane was a Managing Director at Deutsche Bank and ran the Corporate Trust and Agency Services business acquired from Bankers Trust. Earlier in his career, Mr. Klane spent a decade in a variety of U.S. and overseas consulting and strategy roles. Mr. Klane qualifies as an audit committee financial expert under SEC rules. In January 2014, Mr. Klane co-founded Pivot Investment Partners, a private investment firm focused on investing in a select set of high potential financial technology companies. Mr. Klane received his MBA from the Stanford Graduate School of Business and earned his undergraduate degree from Harvard College. In 2007, Mr. Klane was nominated by the President of the United States to sit on the Federal Reserve Board of Governors.

Principal Occupation (Past 5 years): Board member at Goldman Sachs Bank USA, Board member at Navient; Partner of Pivot Investment Partners

Other Current Public Company Directorships: Navient Corporation

Director Since: June 5, 2020 Age: 63

Securities Held
Number and Percentage of
Common Shares Beneficially			At-Risk Value of Common Shares,
Owned or Controlled (1)	RSUs(2)	Options(3)	RSUs and Options(4)
4,692,652	Nil	390,638	US$19,081,889
(2.51%)

Current Board and Committee Positions
Independent Member of the Board Lead Director Member, Audit Committee (Chair) Member, Compensation Committee

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Atul Malhotra Jr. West Hollywood, California

Atul Malhotra Jr. joined The Real Brokerage Inc. team as a Director in December 2020. He is currently a Managing Director on the investment team at Insight Partners, a global technology investor based in New York City. He serves as a board member for multiple Insight portfolio companies. Mr. Malhotra received a BBA from the University of Michigan's Stephen M. Ross School of Business, graduating with high distinction.

Principal Occupation (Past 5 years): Investment Team, Insight Partners (various roles)

Other Current Public Company Directorships: None

Director Since: December 2, 2020
Age: 31

Securities Held
Number and Percentage of
Common Shares Beneficially			At-Risk Value of Common Shares,
Owned or Controlled (1)	RSUs(2)	Options(3)	RSUs and Options(4)
Nil	Nil	Nil	Nil

Current Board and Committee Positions
Independent Member of the Board Member, Audit Committee

Laurence Rose Toronto, Ontario

Laurence Rose is Chairman, President and Chief Executive Officer of Tradelogiq Markets Inc., an IIROC member firm which is the operator of two lit marketplaces: Omega ATS and Lynx ATS. These two marketplaces facilitate trading in Canadian listed securities, such as equities and listed fixed income. Mr. Rose also serves as President of private investment firm Matchpoint Financial Corp. and was the founder of ADL Ventures Inc. a capital pool company which was the predecessor to the Real Brokerage Inc. Mr. Rose spent over 11 years at global investment bank Cantor Fitzgerald where his responsibilities included executive oversight of a number of business units, joint ventures, and investments. Mr. Rose also served as Chairman, President and Chief Executive Officer of Cantor Fitzgerald Canada Corporation and Senior Managing Director of Cantor Fitzgerald & Co. Prior to joining Cantor Fitzgerald, Mr. Rose was founder and Chief Executive Officer of CollectiveBid Systems Inc. and its wholly-owned investment dealer subsidiary, CBID Markets Inc., which launched Canada's first Alternative Trading System (ATS). With an extensive background in the capital markets and technology sectors, his professional experience also includes positions with RBC Dominion Securities Inc., Dow Jones Markets Inc. and Bridge Information Systems. Mr. Rose has served on a number of Boards of both corporate and non-profit organizations.

Principal Occupation (Past 5 years): Chairman, President and CEO, Tradelogiq Markets Inc.

Other Current Public Company Directorships: None

Director Since: February 28, 2018
Age: 55

Securities Held
Number and Percentage of
Common Shares Beneficially			At-Risk Value of Common Shares,
Owned or Controlled (1)	RSUs(2)	Options(3)	RSUs and Options(4)
1,621,055	Nil	380,637	US$7,443,587
(0.87%)

Current Board and Committee Positions
Independent Member of the Board Member, Compensation Committee Member, Nominating and Corporate Governance Committee (Chair)

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Susanne Greenfield Sandler Jersey City, New Jersey

Susanne Greenfield Sandler joined the Board in June 2023. Since January 2024, Ms. Sandler has served as the General Manager, Fintech at Mews, a growth stage technology company that provides SaaS and Fintech services to the travel industry. From 2020 to 2022, Ms. Sandler served as General Manager of Apalon, a subscription mobile app business owned by technology conglomerate IAC Inc. (NASDAQ:IAC). Prior to Apalon, from 2014 to 2017, Ms. Sandler served as Director and then Vice President of Corporate Development at Booking Holdings, becoming Vice President of Global Strategy in 2017. Since 2021, Ms. Sandler has been a member of the Supervisory Board of HomeToGo, a business-to-consumer marketplace and business-to-business software provider for vacation rentals. Ms. Sandler graduated Magna Cum Laude from NYU's Stern School of Undergraduate Business with a double major in finance and accounting.

Principal Occupation (Past 5 years): General Manager, Fintech at Mews; General Manager, Apalon; Vice President of Global Strategy, Booking Holdings; Vice President of Corporate Development, Booking Holdings; Director of Corporate Development, Griffon Corp.

Other Current Public Company Directorships: HomeToGo

Director Since: June 14, 2023
Age: 39

Securities Held
Number and Percentage of
Common Shares Beneficially			At-Risk Value of Common Shares,
Owned or Controlled (1)	RSUs(2)	Options(3)	RSUs and Options(4)
Nil		Nil	US$99,826

Current Board and Committee Positions
Independent Member of the Board Member, Audit Committee

________________
Notes:

(1) The Common Shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as of April 4, 2024. As of April 4, 2024, the Company had 187,235,723 Common Shares issued and outstanding.

(2) RSUs held as of April 4, 2024. For additional information regarding the Securities Based Compensation Plan under which RSUs are granted, please see "Statement of Executive Compensation".

(3) Options held as of April 4, 2024. For additional information regarding Options held by directors, please see "Statement of Executive Compensation".

(4) "At Risk" refers to market risk. With respect to RSUs, the value is based on the number of Common Shares and RSUs multiplied by the closing price on the Nasdaq on April 4, 2024 (US$3.78). With respect to Options, the value is calculated using the market price of the Common Shares on the Nasdaq on April 4, 2024 of (US$3.78) and subtracting the exercise price of in-the-money Options, including unvested Options.

(5) Comprised of 16,660,457 Common Shares held by Cubit Investments Ltd., a company beneficially owned by Mr. Gamzu and 1,365,493 Common Shares held by Mr. Gamzu personally.

(6) Comprised of 4,575,168 Common Shares held by Poom Holdings LLC, a company beneficially owned by Mr. Klane and 117,484 Common Shares held my Mr. Klane personally.

(7) Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Partners holds 34,666,447 Common Shares and 100,000 Options exercisable for 100,000 Common Shares. Mr. Malhotra is a Managing Director on the investment team at Insight Partners and disclaims beneficial ownership of the Common Shares.

(8) Comprised of 1,500,404 Common Shares held by Matchpoint Capital Inc., a company beneficially owned by Mr. Rose and 120,651 Common Shares held my Mr. Rose personally.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten (10) years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

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(b) was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten (10) years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No person proposed to be nominated for election as a director at the Meeting is or has, within the preceding ten (10) years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Except as described herein, no director or executive officer of the Company, or personal holding company of any of them, has been subject to:

i. any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

ii. any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

On September 15, 2015, the District Court of Harris County, Texas, 215th Judicial District in Cause No. 2011- 77806 rendered a civil judgement against Optimum Arbor Oaks, LLC ("Optimum"), among other defendants including Tamir Poleg (a director and officer of the Company), relating to the misappropriation of insurance proceeds and the fraudulent transfer of funds to certain third-parties (the "Arbor Oaks Judgement").

Optimum was principally liable under the Arbor Oaks Judgement and was required to pay the amount of US$1,119,466 to the plaintiffs. Tamir Poleg, together with certain other defendants, were held liable to the plaintiffs for the aggregate amount of US$257,929.25. In connection with an Assumption and Release Agreement and related loan documents executed by Optimum dated April 17, 2008, Mr. Poleg, together with another individual defendant (collectively, the "Guarantors"), were required to sign a personal indemnity and guarantee agreement (the "Indemnity and Guarantee") in favour of certain lenders to Optimum that required that the Guarantors would be personally liable for certain debts associated with a multi-residential apartment complex in Texas, United States owned by Optimum (the "Arbor Oaks Apartments") to the extent that Optimum misappropriated any insurance claims in connection with the Arbor Oaks Apartments. Mr. Poleg was an indirect and passive investor in Optimum and had no operational or managerial control over Optimum. Optimum was contractually responsible to use certain insurance proceeds to improve the Arbor Oaks Apartments or reduce its debt and Optimum had failed to do so. As a result of the Indemnity and Guarantee, Mr. Poleg was contractually bound to pay for any misappropriation of funds by Optimum, irrespective that Mr. Poleg was a passive investor of Optimum.

4. Appointment of Auditors

Brightman Almagor Zohar & Co., Certified Public Accountants (a firm in the Deloitte Global Network), will be nominated at the Meeting for appointment as auditors of the Company to hold office until the next annual general meeting of Shareholders. There were no "reportable events" as such term is defined under NI 51-102.

Brightman Almagor Zohar & Co., Certified Public Accountants, was first appointed as auditor of the Company on June 8, 2020.

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At the Meeting, the Shareholders will be requested to re-appoint Brightman Almagor Zohar & Co., Certified Public Accountants, as auditors of the Company to hold office until the next annual general meeting of Shareholders, at such remuneration as may be fixed by the directors of the Company.

For information on the external auditor service fees paid during the financial years ended December 31, 2023 and 2022, please refer to the section titled "Audit Committee Information" in the Annual Information Form.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants (a firm in the Deloitte Global Network), as auditors of the Company, to hold office until the close of the next annual general meeting of Shareholders, at such remuneration as may be fixed by the directors of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board views effective corporate governance as an essential element for the effective and efficient operation of the Company. Our Board closely monitors corporate governance developments and is committed to enhancing our corporate governance practices on a continuing basis. Our Board supervises the management of the business and the affairs of the Company with a view to ensuring that Shareholder value is enhanced and high ethical and legal standards are adhered to. The Board has developed its corporate governance practices to assist it in fulfilling its supervisory role in accordance with the corporate governance guidelines established under NP 58-201. The Board fulfills its mandate directly and through its committees.

The Company listed the Common Shares for trading on the Nasdaq commencing June 15, 2021 after filing a registration statement with the U.S. Securities and Exchange Commission on Form 40-F on May 25, 2021. The Company is a foreign private issuer in the United States and, as such, is required to report any significant ways in which its corporate governance practices differ from those required for domestic registrants under the Nasdaq listing standards and SEC rules. A copy of the Company's statement of differences is available on the Company's website at https://investors.onereal.com. The Company believes it is in conformance with the Nasdaq corporate governance requirements applicable to it.

The following is a description of the Company's corporate governance practices, prepared in accordance with Form 58-101F1 - Corporate Governance Disclosure of the Canadian Securities Administrators, as approved by the Board.

Independence

For a director to be considered independent under NI 58-101, he or she must have no direct or indirect material relationship with the Company, and must not be in any relationship deemed to not be independent pursuant to such requirements. A material relationship with the Company is a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of a director's independent judgment.

The Board has considered the relationships of each of the nominees for election by the Shareholders to the Company, and has determined that six (6) of the seven (7) directors nominated for election at the Meeting are independent within the meaning of NI 58-101. Larry Klane, Laurence Rose, Guy Gamzu, Atul Malhotra Jr., Vikki Bartholomae and Susanne Greenfield Sandler are independent directors based upon the tests for independence set forth in NI 52-110. Tamir Poleg is not independent as he is a member of management of the Company. As a result, a majority of the nominees are independent within the meaning of NI 58-101.

Tamir Poleg was appointed Chair of the Board effective June 5, 2020, and is not considered independent within the meaning of NI 52-110. However, the Board is comprised of a majority of independent directors. As long as the Chair of the Board is not an independent director, the Board will appoint a Lead Director. Larry Klane is the Board's Lead Director. The Lead Director's key responsibilities are to provide leadership to ensure the Board works in an independent, cohesive fashion and to chair meetings of independent directors without management present.

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Management Supervision by the Board

The Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members.

Public Company Board Memberships

Each of the following nominees for election as a director are presently a director of other issuers that are reporting issuers (or the equivalent) in Canada or a foreign jurisdiction.

Name	Name of Reporting Issuer	Exchange	Position	Director Since

Larry Klane	Navient Corporation	NASDAQ	Director	2019

Susanne Greenfield Sandler	HomeToGo	Frankfurt Stock Exchange	Director	2021

The Company does not restrict the number of public company boards of directors on which its directors may sit. However, directors of the Company are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, only two of the Company's directors sit on boards of other reporting issuers. None of the directors of the Company sit together on two or more other boards of other reporting issuers.

In Camera Meetings

The Board holds regular quarterly meetings and other meetings as required. The independent directors typically meet in camera after the regular quarterly meetings. The opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

Board and Committee Meetings and Attendance

The Board meets a minimum of four (4) times per year and as otherwise required. The Audit Committee meets at least four (4) times each year, the Compensation Committee meets at least two (2) times each year and the Nominating and Corporate Governance Committee meets at least two (2) times each year. The Board and committees meet more frequently as deemed necessary by the Board and applicable committee. The frequency and agenda of meetings depends on the business and affairs that the Company faces from time to time. The table below provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2023.

Nominating and
		Audit	Compensation	Corporate Governance
	Board of Directors	Committee	Committee	Committee
Directors		Number and percentage of meetings attended
Tamir Poleg	8 of 8 - 100%	N/A	N/A	N/A

Vikki Bartholomae	8 of 8 - 100%	5 of 5 - 100%	N/A	2 of 2 - 100%

Guy Gamzu	7 of 8 - 87.5%	N/A	4 of 4 - 100%	2 of 2 - 100%

Larry Klane	8 of 8 - 100%	5 of 5 - 100%	4 of 4 - 100%	N/A

Atul Malhotra Jr.	8 of 8 - 100%	5 of 5 - 100%	N/A	N/A

Laurence Rose	8 of 8 - 100%	N/A	3 of 4 - 75%	2 of 2 - 100%

Susanne Greenfield Sandler(1)	5 of 5 - 100%	2 of 2 - 100%	N/A	N/A

____________________

Notes:

(1) Susanne Greenfield Sandler was appointed a director on June 14, 2023. Meeting attendance disclosure for Susanne Greenfield Sandler is in respect of meetings held after June 14, 2023.

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Board Mandate

The Board has adopted a written mandate, a copy of which is attached to this Circular as Schedule "A" and is posted on the Company's website at https://investors.onereal.com.

Majority Voting Policy

The Board has adopted a policy on majority voting. If, with respect to any particular director nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then for purposes of the policy the nominee shall be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have received the support of the shareholders must immediately tender his or her resignation to the Board, which will take effect upon acceptance by the Board. A nominee who tenders a resignation pursuant to the policy will not participate in any meeting of the Board at which the resignation is considered. The Board will promptly accept the resignation unless the Board determines that there are exceptional circumstances (for example, relating to the composition of the Board or the voting results) that should delay the acceptance of the resignation or justify rejecting it. The Board will promptly announce its decision in a press release, including reasons for rejecting the resignation, if applicable. This policy does not apply to a contested meeting of shareholders. A copy of the majority voting policy is posted on the Company's website at https://investors.onereal.com.

Committees of the Board

The Board has established three (3) standing committees to assist it in discharging its mandate. The roles of the committees are outlined below.

Audit Committee

Members: Larry Klane (Chair), Vikki Bartholomae, Atul Malhotra Jr. and Susanne Greenfield Sandler

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a) financial reporting and disclosure requirements;

(b) ensuring that an effective risk management and financial control framework has been implemented and tested by management of the Company; and

(c) external and internal audit processes.

The Company has filed its Annual Information Form under its profile on SEDAR+ at www.sedarplus.com, and at www.sec.gov as an exhibit to the annual report filed with the SEC on Form 40-F on March 14, 2024. The Annual Information Form contains, among other things, the disclosure required under NI 52-110. In particular, the information that is required to be disclosed in Form 52-110F1 of NI 52-110 (e.g., relevant education and experience of the Audit Committee members) may be found under the heading "Audit Committee Information" in the Annual Information Form. Upon request, the Company will promptly provide a copy of the Annual Information Form to Shareholders free of charge.

A copy of the Audit Committee's charter is contained in the Annual Information Form, and is posted on the Company's website at https://investors.onereal.com.

Compensation Committee

Members: Guy Gamzu (Chair), Larry Klane and Laurence Rose

The Compensation Committee assists the Board in fulfilling its responsibilities relating to compensation, succession planning and other human resources matters. The Compensation Committee is responsible for:

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(a) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the CEO's compensation level based on this evaluation;

(b) making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and

(c) reviewing executive compensation disclosure before the Company publicly discloses this information.

A copy of the Compensation Committee's charter is posted on Company's website at https://investors.onereal.com.

For a detailed discussion of the responsibilities of the Compensation Committee relating to compensation, see "Statement of Executive Compensation" below.

Nominating and Corporate Governance Committee

Members: Laurence Rose (Chair), Vikki Bartholomae and Guy Gamzu

The Board has overall responsibility for developing the Company's approach to corporate governance, including keeping informed of legal requirements and trends regarding corporate governance, monitoring and evaluating the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices (including the mandate of the Board and the charters of its committees and corporate governance related policies and procedures). The Nominating and Corporate Governance Committee assists the Board in fulfilling its responsibilities relating to corporate governance matters and director nominations. The Nominating and Corporate Governance Committee is responsible for:

(a) Reviewing and considering all nominees for the Board, including a review of the nominee's judgment, experience, independence, ability and willingness to commit sufficient time to the Board;

(b) evaluate proposals and recommendations of shareholders and directors to remove individual members of the Board, subject to the Company's governing documents, governance policies and applicable law;

(c) considering any director candidates recommended by Shareholders under the procedures set forth in the BCBCA and the Company's articles and described in this Circular;

(d) developing and recommending to the Board a set of corporate governance principles and guidelines applicable to the Company, reviewing these principles annually and recommend any changes to the Board;

(e) overseeing the Company's corporate governance practices and procedures, including identifying best practices and reviewing and recommending to the Board for approval any changes to the documents, policies and procedures in the Company's corporate governance framework;

(f) reviewing and discussing with management disclosure of the Company's corporate governance practices, including information regarding the operations of the Nominating and Corporate Governance Committee and other Board committees, director independence and the director nominations process;

(g) reviewing the Board's committee structure and composition, and make recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chair annually;

(h) developing and overseeing a Company orientation program for new directors; and

(i) overseeing the Company's environmental, social and governance efforts and progress.

A copy of the Nominating and Corporate Governance Committee's charter is posted on Company's website at https://investors.onereal.com.

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Position Descriptions

Board-Level Position Descriptions

Chair of the Board

The Chair of the Board is Mr. Tamir Poleg. The Board has established a written position description for the Chair outlining the Chair's responsibilities in overseeing the relationships between the Board, senior management and the shareholders of the Company with a view to ensuring these relationships are effective, efficient and further the best interests of the Company. The Chair is responsible for promoting an understanding by both members of the Board and management of the duties and responsibilities of the Board, assessing Board committees and ensuring that the Board is fulfilling its fiduciary obligations independently from management.

Lead Director

The Lead Director of the Board is Mr. Larry Klane. The Board has established a written position description for the Lead Director. The prime responsibility of the Lead Director is to provide leadership to the Board where the Chair is not independent, to ensure that the Board operates independently of management and that the Board's agenda will enable it to successfully carry out its duties.

Chair of Board Committees

The Board has established a written position description for Chairs of committees. Each Chair of committees is responsible for providing leadership to the committee they Chair by promoting, among other things, a thorough understanding by members of the committee of the duties and responsibilities of the committee and the relationship between the committee, the Board and senior management. The Chairs oversee the committees' timely and diligent discharge of the duties and responsibilities set out in their respective charters.

CEO Position Description

The CEO of the Company is Mr. Tamir Poleg. The Board has established a written position description for the CEO. The prime responsibility of the CEO is to lead the business and affairs of the Company through the development and implementation of plans, policies, values, strategies, specific goals and budgets for the growth and operation of the Company with the objective of maximizing the Company's long-term success. The CEO reports to the Board and must discuss all major corporate commitments and strategies with the Board before they are undertaken.

Orientation and Continuing Education

The Board has a formal orientation process to help new Board members understand their role, the Company's strategic orientation and positioning in the market, and the Board's areas of focus. New Board members:

• receive a mentor to guide the new Board member through their first year as a director;

• are entitled to meet with the management team and heads of subsidiary businesses to discuss the

Company's business;

• are entitled to meet with other members of the Board to discuss Board and governance matters;

• are entitled to meet with the Company's independent auditors; and

• receive an orientation package to familiarize them with the Company, including recent continuous disclosure filings and minutes of prior Board and committee meetings.

Directors are encouraged in their first year to participate in all committee meetings to promote the development of their knowledge of the Company's affairs. Directors may receive presentations during regularly scheduled Board and committee meetings to enhance their understanding of key aspects of the Company's business as well as risks and opportunities affecting the industry.

2024 MANAGEMENT INFORMATION CIRCULAR | 17

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars. Board members have full access to the Company's records.

Ethical Business Conduct

Code of Business Conduct and Ethics

As part of its commitment to conducting its business and affairs with honesty, integrity and in accordance with high ethical and legal standards, the Board has adopted a Code of Business Conduct and Ethics (the "Code") which applies to all of our directors, officers and employees. The Code addresses such matters as conflicts of interests, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws, rules and regulations and reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring and compliance under the Code. Any waiver of the Code with respect to a director or executive officer of the Company may be made only by the Board. The Board did not grant any waiver of the Code in 2023. In the unlikely event of such a waiver, it will be promptly disclosed to the extent required by applicable laws or stock exchange rules and regulations.

A copy of the Code is posted on Company's website at https://investors.onereal.com.

Conflicts of Interest

Directors, officers, employees, consultants and contractors are required to perform their duties and arrange their personal business affairs in a manner that does not interfere with their independent exercise of judgement. No director, officer or employee of the Company or consultant or contractor working for the Company is permitted to accept financial compensation of any kind, nor any special discount, loan or favour, from persons, corporations or organizations having dealings or potential dealings with the Company.

Non-executive directors of the Company are not expected to devote their time and effort solely on behalf of the Company, and they may have a variety of other business relationships that could give rise to a conflict of interest. Any such potential conflicts of interest are not subject to the Code and are to be resolved directly with the Board.

Other Policies

The Board has adopted a corporate disclosure policy (the "Corporate Disclosure Policy") to reinforce the Company's commitment to compliance with the continuous disclosure obligations imposed by applicable securities laws. This policy sets clear guidelines for directors, officers and employees on disclosure requirements and practices and confirms in writing the Company's disclosure policies to ensure compliance with such laws, rules and regulations as well as to ensure that timely and accurate information is provided equally to all Shareholders and market participants regarding the Company.

The Board has also adopted an amended and restated stock trading policy (the "Stock Trading Policy") to ensure that the Company and all directors, officers, employees, consultants and contractors of the Company and its subsidiaries meet their obligations under applicable securities laws and stock exchange rules by ensuring that all such persons who have material non-public information do not engage in insider trading or tipping.

Copies of the Corporate Disclosure Policy and the Stock Trading Policy are posted on the Company's website at https://investors.onereal.com.

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Nomination of Directors

The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become new Board members and recommending the new director nominees for the next annual meeting of Shareholders. See "Statement of Corporate Governance Practices - Committees of the Board - Nominating and Corporate Governance Committee" for a summary of the committee's responsibilities.

Pursuant to the Investor Rights Agreement, Insight Partners is permitted to nominate one (1) Investor Director Designee to the Board so long as Insight Partners satisfies the Beneficial Ownership Requirement. See Particulars of Matters to be Acted Upon at the Meeting - Election of Directors - Director Nominee of Insight Partners.

Experience and Expertise

The following chart reflects the self-disclosed experience and expertise of our seven director nominees.

					Atul		Susanne
	Tamir	Guy	Larry	Laurence	Malhotra,	Vikki	Greenfield
Experience and Expertise	Poleg	Gamzu	Klane	Rose	Jr.	Bartholomae	Sandler

Real Estate	✓	✓		✓		✓
Leadership and Business Management	✓	✓	✓	✓	✓	✓	✓
Other Board Membership		✓	✓	✓	✓		✓
Financial and Accounting	✓	✓	✓	✓	✓		✓
Corporate Governance and Compliance	✓	✓	✓	✓
Technological Innovation	✓	✓	✓	✓	✓		✓
Human Capital	✓	✓		✓			✓
Strategic Risk Management	✓		✓	✓

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits for its directors as the Company is of the view that director term limits reduce continuity and experience on the Board and that term limits force valuable, experienced and knowledgeable directors to leave. As such, the Company views term limits as not in the Company's best interests at this time; however, the Company may adopt director term limits in the future. To ensure adequate Board renewal, the Board is responsible for conducting regular Board and committee assessments. These assessments will review the composition and effectiveness of the Board and its committees. The results of these assessments are reported to the Board, together with recommendations, if any, regarding the composition of the Board.

Policies Regarding the Representation of Women

In identifying suitable candidates for nomination to the Board, the Board has not specifically considered the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. However, the Board believes that its membership should reflect a diversity of experience, background, gender, race, ethnicity and age. The Nominating and Corporate Governance Committee is committed to actively seeking out and will instruct any search firm it engages to identify, individuals who will contribute to such diversity, including gender diversity, to be included in the pool of candidates from which nominees to the Board are selected.

The Board has determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board, it is unnecessary at this time to adopt a written policy regarding the identification and nomination of women directors, nor has it adopted a target regarding women on the Board. Currently, there are two women on the Board (currently 29% of the Board is comprised of women).

The Company has not specifically considered the level of representation of women in executive officer positions when making executive officer appointments, nor has it adopted a target regarding women in executive officer positions. Currently, there are four (4) women (57%) serving in executive officer positions at the Company.

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STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis is to provide information about the Company's philosophy, objectives and processes regarding executive compensation. Under applicable securities legislation, the Company is required to disclose certain financial and other information relating to the compensation of the CEO, the CFO and each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, whose total compensation was more than $150,000 for the financial year of the Company ended December 31, 2023, other than the CEO and CFO as of December 31, 2023 (collectively, the "NEOs") and for the directors of the Company. During the year ended December 31, 2023, the NEOs of the Company were Tamir Poleg, Michelle Ressler, Pritesh Damani, Sharran Srivatsaa and Jenna Rozenblat. The description of the Company's compensation philosophy and objectives and the elements of such compensation for the year ended December 31, 2023 is set forth below.

The Compensation Discussion and Analysis section of this Circular sets out the objectives of the Company's executive compensation arrangements, the Company's executive compensation philosophy and the application of this philosophy to the Company's executive compensation arrangements. The Company has established the Compensation Committee, which has been assigned the responsibility to review the compensation received by directors and NEOs. The Compensation Committee adopted its current charter in July 2023.

Compensation Philosophy and Objectives

When determining the compensation arrangements for the NEOs and directors, the Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of Shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Role of Management

Members of senior management assist the Compensation Committee by compiling information to be used in the Compensation Committee's determinations and reporting on historical compensation levels, methods of compensation, compensation practices of industry peers, achieved performance relative to corporate and individual objectives, succession planning and recent compensation trends and regulatory initiatives.

The Compensation Committee relies, in part, on the CEO to review the performance of the other NEOs and to make recommendations to the Compensation Committee in this regard. Given the direct reporting relationship between the CEO and most of the other NEOs, and the close working relationship between the other NEOs, the Compensation Committee believes the CEO is in the best position to directly assess the performance of the other senior executives. While the CEO typically attends Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his performance or compensation.

Elements of Executive Compensation

In determining the compensation level for each executive, the Compensation Committee looks at factors such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by other companies in the same industry as the Company, and pay equity considerations.

The Company believes that making a significant portion of the NEOs' and directors' compensation based on long-term incentives supports the Company's executive compensation philosophy, as these forms of compensation allow those most accountable for the Company's long-term success to acquire and hold Common Shares. The key features of the primary components of compensation are discussed below:

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Base Salary

Base salary recognizes the value of an individual to the Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the NEOs are reviewed annually. Any change in the base salary of an NEO is generally determined by an assessment of such executive's performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Annual Cash Incentive Award

The Company provides an annual cash incentive award to motivate and reward the achievement of annual performance objectives. The Compensation Committee believes that annual cash incentive compensation encourages executive officers to contribute to the Company's operating performance.

Equity-Based Incentive Award

The Company provides equity-based incentive awards to the NEOs and directors in the form of Options and RSUs as part of its overall executive compensation strategy. The Compensation Committee believes that Option and RSU grants serve the Company's executive compensation philosophy in several ways: they help attract, retain, and motivate talent; they align the interests of the NEOs and directors with those of the Shareholders by linking a specific portion of the officer's total pay opportunity to share price; and they provide long-term accountability for NEOs and directors.

Risks of Compensation Policies and Practices

The Board and the Compensation Committee consider the risks associated with the Company's compensation policies and practices. The discretionary nature of Options and RSU awards under Securities Based Compensation Arrangements are significant elements of the Company's compensation plans and provide the Board and the Compensation Committee with the ability to reward historical performance and behaviour that the Board and the Compensation Committee consider to be aligned with the Company's best interests.

The Board believes that the executive compensation program should not raise its overall risk profile. Accordingly, the Company's executive compensation program includes safeguards designed to mitigate compensation risks. The following measures impose appropriate limits to avoid excessive or inappropriate risk taking or payments:

(a) vesting requirements for Options and RSUs discourage excessive risk taking to achieve short-term goals;

(b) recommendation of discretionary bonus payments to the Board by the Compensation Committee who are specifically tasked with determining allocation; and

(c) implementation of trading blackouts prescribed by the Company's Stock Trading Policy to limit the ability of officers of the Company to trade in securities of the Company.

Inappropriate and excessive risks by executives are also mitigated by review of the Board, at which, activity by the executives must be approved by the Board if such activity is outside previously Board-approved actions or as set out in a Board-approved budget. Given the current composition of the Company's executive management team, the Board and the Compensation Committee are able to closely monitor and consider any risks which may be associated with the Company's compensation practices. Risks may also be identified and mitigated through regular Board meetings during which financial and other information of the Company is reviewed, including executive compensation.

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Purchase of Financial Instruments

The Stock Trading Policy prohibits an NEO or director from engaging in hedging or monetization transactions, such as zero-cost collars and forward sale contracts, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following chart and graph compares the total cumulative Shareholder return on $100 invested in the Common Shares on June 20, 2020, the date the Company completed its qualifying transaction and its Common Shares were listed on the TSXV, against the S&P/TSX Composite Index.

		December 31,	December 31,	December 31,	December
	June 20, 2020	2020	2021	2022	31, 2023

The Real Brokerage Inc.(1)	$100.00	$769.23	$11,820.51	$3,692.31	$3,101.89
S&P/TSX Composite Index	$100.00	$113.24	$137.86	$125.92	$136.14

____________________

Notes:

(1) Assumes $100 invested as of June 20, 2020. The Common Share prices of the Company for June 20, 2020, December 31, 2020 and December 31, 2021 are the Common Share prices on the TSXV. The Common Share price of the Company for December 31, 2022 is the Common Share prices on the TSX. The Common Share price of the Company for December 31, 2023 is the Common Share price on the NASDAQ of US$1.60 converted into Canadian Dollars at the USD/CAD exchange rate of 1.3226. On July 26, 2022, the Company graduated to the TSX and its Common Shares were concurrently delisted from the TSXV. On July 28, 2023, the Company announced that its application for a voluntary delisting of its Common Shares from the TSX had been approved by the Board. The Common Shares were delisted from the TSX effective as of close of markets on August 11, 2023. The Common Shares continue to be listed and traded on the NASDAQ.

In 2020 and 2021, the Company's performance dramatically improved, in part, as a result of significant gains in the North America real estate market and technology sector. Renewed optimism of post-pandemic recovery in the main global economies, better than expected real estate demand, and COVID-19 related stimuluses set historically high residential real estate prices. However, in 2022, the Company's share performance experienced a decline, primarily due to a general slowdown in the real estate industry and rising interest rates.

Despite ongoing challenges in the home sales market in 2023, the Company's shares significantly outperformed both the broader market and our peers in the real estate brokerage sector. This performance was primarily driven by our substantial organic growth, which resulted in a record number of transactions closed, as well as record revenue, gross profit, and cash flows from operations.

The real estate industry has faced volatility, especially concerning interest rates, which have notably impacted the sector. However, a pivotal moment in 2023 was the Federal Reserve's signal of an end to its interest rate-hiking cycle. This policy shift has improved investor sentiment, reigniting interest in the real estate services sector.

2024 MANAGEMENT INFORMATION CIRCULAR | 22

While market conditions and associated long term market uncertainties have an impact on officer compensation decisions, the Compensation Committee also considers the performance of the officers and their success in achieving key milestones.

Compensation Governance

The Compensation Committee is responsible for reviewing the Company's overall compensation philosophy and reviewing and making recommendations to the Board with respect to all executive officer and director compensation matters and all incentive compensation and equity-based plans. The Board, as a whole, ultimately determines compensation for the directors, its CEO, CFO and other officers (including other NEOs) on the advice of the Compensation Committee.

Compensation Consultant

In performing its duties, the Compensation Committee has the authority to engage and compensate any outside advisor, including executive compensation consultants that it determines to be necessary or advisable to carry out its responsibilities. During 2023, the Compensation Committee engaged Pearl Meyer, an independent compensation consulting firm, to assist with executive compensation matters as well as director compensation matters. Prior to the Compensation Committee's engagement of Pearl Meyer, the Compensation Committee determined no conflicts of interest exist and that Pearl Meyer is independent from management.

2023 Executive Compensation

During 2023, Pearl Meyer provided an analysis to the Compensation Committee of the cash bonus amount that would achieve for each NEO an aggregate 25th percentile market positioning on target total cash, which consists of base salary and cash bonus. The 25th percentile market positioning was determined based on the Company's peer group and other comparable market data. In December 2023, the Compensation Committee approved cash bonuses for 2023 that would achieve for each NEO an aggregate 25th percentile market positioning on target total cash.

2024 Executive Compensation

During 2023, Pearl Meyer provided the Compensation Committee an analysis of executive compensation to assist the Compensation Committee in making decisions for 2024 executive Compensation. Pearl Meyer provided a competitive analysis based on a review of the Company's peer group and other comparable market data. In general, Pearl Meyer determined that the Company's executives were compensated below the 25th percentile as compared to the Company's peer group. Pearl Meyer provided recommendations designed to achieve a desired aggregate market positioning over time approximating the median within three years, while providing for a significant portion of compensation in a performance-based bonus and equity. The Compensation Committee approved an updated executive compensation program for the NEO's for 2024 consisting of base salary and target cash bonuses, which is expected to increase each NEO's cash compensation from salary and cash bonus in 2024 by between 14% and 19% as compared to 2023. In addition, the Company has granted RSU awards to the NEOs in 2024 having an aggregate of value of US$6,857,455 at the time of the grants.

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 Summary Compensation Table

The following table provides information concerning compensation of the NEOs for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

					Non-equity	Non-equity
					incentive plan	incentive plan
			Share-	Option-	compensation -	compensation -
			Based	Based	Annual	Long Term	Pension	All Other	Total
		Salary	Awards	Awards	Incentive Plans	Incentive Plans	Value	Compensation	Compensation
Name and Position	Year	(US$)(1)	(US$)	(US$)(2)	(US$)	(US$)	(US$)	(US$)	(US$)

Tamir Poleg(3) Chief Executive Officer and Director	2023	313,719	-	-	491,000	-	-	-	804,719
	2022	313,641	-	5,685,580	285,000	-	-	-	6,284,221
	2021	255,404	-	185,099	240,000	-	-	-	680,503
Michelle Ressler Chief Financial Officer	2023	363,334	-	-	199,000	-	-	-	562,334
	2022	275,000	718,220	-	135,000	-	-	60,000(4)	1,188,220
	2021	206,250	-	533,640	105,000	-	-	-	844,890
Pritesh Damani Chief Technology Officer	2023	300,000	-	1,738,532	180,000	-	-	-	2,218,532
	2022	300,000	-	-	100,000	-	-	-	400,000
	2021	203,788	-	1,712,255	40,500	-	-	-	1,956,513
Sharran Srivatsaa(5) President	2023	250,000	456,000	-	242,000	-	-	-	948,000
	2022	14,204	444,914	-	-	-	-	-	459,118
	2021	-	-	-	-	-	-	-	-
Jenna Rozenblat (6) Chief Operating Officer	2023	268,994	491,518	-	180,000	-	-	-	940,512
	2022	-	-	-	-	-	-	-	-
	2021	-	-	-	-	-	-	-	-

____________________

Notes:

(1) Except in the case of Tamir Poleg (see note 3), all compensation paid to all NEOs listed has been paid under executive agreements between the Company (or its operating subsidiary) and each such NEO as more particularly described under the heading "Statement of Executive Compensation - Employment Contracts and Termination and Change of Control Benefits" of this Circular.

(2) The grant date fair value is a theoretical value determined using the Black Scholes pricing model for Options granted during the year. Under Black Scholes, the Options on the date of grant have no intrinsic value as the exercise price is the closing price of the Common Shares on the preceding date. Each NEO does not receive any value until each of the following occur: (i) the Options vest and (ii) and they are exercised. Generally, the Options will only be exercised where the exercise price is less than the trading price.

(3) Tamir Poleg was compensated by the Company through an executive agreement. For 2023, he received NIS332,926 (equal to US$93,219 at the NIS/USD exchange rate of 0.28) paid to him directly from a Company subsidiary. Mr. Poleg also provides his services as CEO of the Company in 2023 through a private company that he owns, and the Company paid this entity US$220,500 for his compensation. In addition, he received US$491,000 for a cash bonus in 2023 that was paid to his private company that he owns. For 2022, he received NIS332,646 (equal to US$93,141 at the NIS/USD exchange rate of 0.28) paid to him directly from a Company subsidiary. Mr. Poleg also provided his services as CEO of the Company in 2022 through a private company that he owns, and the Company paid this entity US$220,500 for his compensation. In addition, he received US$285,000 for a cash bonus in 2022 that was paid to his private company that he owns. For 2021, he received NIS333,586 (equal to US$93,404 at the NIS/USD exchange rate of 0.28) paid to him directly from a Company subsidiary. Mr. Poleg also provided his services as CEO of the Company in 2021 through a private company that he owns, and the Company paid this entity US$162,000 for his compensation. In addition, he received US$240,000 for a cash bonus in 2021 that was paid to his private company that he owns.

(4) Reimbursement for living expenses.

(5) Sharran Srivatsaa was appointed President of the Company on December 12, 2022. Compensation information is only provided for the financial year ended December 31, 2022 and December 31, 2023.

(6) Jenna Rozenblat joined the Company in January of 2023 as Executive Vice President of Operations and was promoted to Chief Operating Officer on August 10, 2023. Compensation information is only provided for the financial year ended December 31, 2023.

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Stock Options and Other Incentive Plans

The following table sets forth information with respect to the Options and RSUs held by the NEOs which were outstanding as of December 31, 2023:

	Option Based Awards				Share-Based Awards
						Market
						Value or	Market value
					Number	payout	or payout
					of	value of	value of
	Number of				Common	share-based	vested share-
	Securities	Option		Value of	Shares or	awards that	based awards
	Underlying	Exercise		Unexercised in-	Units that	have not	not paid out
Name and	Unexercised	Price	Option Expiration	the-money	have not	vested	or distributed
Position	Option (#)	(US$)	Date	options (US$)(1)	vested (#)	(US$)(2)	(US$)

Tamir Poleg Chief Executive Officer and Director	2,834,827	0.0251	January 20, 2026	4,464,570	-	-	-
	280,640	0.0765	April 18, 2028	427,556	-	-	-
	4,000,000	0.19923	June 17, 2030	5,603,080	-	-	-
	200,000	1.013437	January 27, 2031	117,313	-	-	-
	4,000,000	1.54	August 2, 2032	240,000
Michelle Ressler Chief Financial Officer	30,000	1.013437	January 27, 2031	17,597	-	-	-
	250,000	1.991125	August 11, 2031	-	-	-	-
	-	-	-	-	423,729	677,967	-
					-	-	-

Pritesh Damani Chief Technology Officer	2,065,772	0.874391	January 8, 2031	1,498,943	-	-	-
	1,500,000	1.25	March 23, 2033	525,000	-	-	-

Sharran Srivatsaa President	-	-	-	-	682,486	1,091,978	-

Jenna Rozenblat Chief Operating Officer	-	-	-	-	308,680	493,888	-

____________________

Notes:

(1) Calculated using the market price of the Common Shares on the NASDAQ on December 29, 2023 (the last trading day of the Company's fiscal year) of US$1.60 and subtracting the exercise price of in-the-money Options, including unvested Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2) Calculated using the market price of the Common Shares on the NASDAQ on December 29, 2023 (the last trading day of the

Company's fiscal year) of US$1.60.

Stock Option Plan, Restricted Share Unit Plan, Omnibus Incentive Plan and Amended and Restated Omnibus Incentive Plan

The Stock Option Plan, RSU Plan and Omnibus Incentive Plan comprised the Company's security-based incentive compensation plans prior to the adoption of the Amended and Restated Omnibus Incentive Plan. No more securities will be granted under the Stock Option Plan, RSU Plan or Omnibus Incentive Plan; however, these security-based incentive compensation plans continue to govern the previously issued securities under such plans.

Amended and Restated Omnibus Incentive Plan

The Amended and Restated Omnibus Incentive Plan was approved by the Board on July 22, 2022 and by the Shareholders at the Company's annual general meeting held on June 9, 2023, which authorized and approved the unallocated awards thereunder for a period of three years. A summary of the material terms of the Amended and Restated Omnibus Incentive Plan is set forth below. The summary information is qualified in its entirety by the full text of the Amended and Restated Omnibus Incentive Plan, a copy of which is attached as Schedule "A" to the management information circular of the Company dated April 26, 2023. Defined terms used in this section "Amended and Restated Omnibus Incentive Plan" have the meaning ascribed thereto in the Amended and Restated Omnibus Incentive Plan, unless otherwise defined herein.

2024 MANAGEMENT INFORMATION CIRCULAR | 25

(A) Eligibility, Purpose and Administration

Employees, officers, directors and consultants of the Company will be eligible to participate in the Amended and Restated Omnibus Incentive Plan. The purpose of the Amended and Restated Omnibus Incentive Plan is to attract, secure, retain, incentivize and reward the services of Participants who are expected to contribute significantly to the success of the Company and its Shareholders and, in general, to further the best interests of the Company, the Participants and its Shareholders.

The Board or a committee authorized by the Board will be responsible for administering the Amended and Restated Omnibus Incentive Plan. The Board will have full and exclusive discretionary power to interpret the terms and the intent of the Amended and Restated Omnibus Incentive Plan and any Option Agreement or RSU Agreement in connection with the Amended and Restated Omnibus Incentive Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the Amended and Restated Omnibus Incentive Plan as the Board may deem necessary.

(B) Common Shares Issuable Pursuant to the Amended and Restated Omnibus Incentive Plan

The number of Common Shares reserved for issuance to Participants under the Amended and Restated Omnibus Incentive Plan and all other Securities Based Compensation Plans will not in the aggregate at any time exceed (i) 15% of the aggregate number of issued and outstanding Common Shares on the Award Date for Options and (ii) 70,000,000 Common Shares for RSUs (the "Share Reserve"), representing a total of 38% Common Shares as of the date of this Circular (as of the date of this Circular, there were 187,235,723 Common Shares outstanding). The Amended and Restated Omnibus Incentive Plan is considered an "evergreen" plan, since the Common Shares covered by Awards which have been exercised shall be available for subsequent grants under the Amended and Restated Omnibus Incentive Plan and the number of Awards available to grant increases as the number of issued and outstanding Common Shares increases from time to time. For greater certainty, if any Award is terminated, cancelled, forfeited or has expired without being fully exercised, any unissued Common Shares which have been reserved to be issued upon the exercise or conversion of the Award will be returned to the Share Reserve and become available to be issued under Awards subsequently granted under the Amended and Restated Omnibus Incentive Plan.

The number of securities issuable to Insiders, at any time, under all Securities Based Compensation Arrangements cannot exceed 10% of the issued and outstanding Common Shares from time to time determined on a non-diluted basis (being 18,723,572 Common Shares as of the date hereof). Within any twelve (12) month period: (a) the number of Common Shares and Awards issued to Insiders pursuant to Amended and Restated Omnibus Incentive Plan and all other Securities Based Compensation Arrangements shall not exceed 10% of the aggregate outstanding Common Shares from time to time determined on a non-diluted basis (being 18,723,572 Common Shares as of the date hereof); and (b) the number Common Shares and Awards that may be issued to any one Insider under Amended and Restated Omnibus Incentive Plan and any other Securities Based Compensation Arrangements shall not exceed 5% of the number of Common Shares issued and outstanding (being 9,361,786 Common Shares as of the date hereof).

The number of securities issuable to any one person, within any one-year period, under the Amended and Restated Omnibus Incentive Plan, or when combined with all other Securities Based Compensation Arrangements, cannot exceed 5% of the issued and outstanding Common Shares from time to time determined on a non-diluted basis (being 9,361,786 Common Shares as of the date hereof).

The Common Shares underlying these outstanding Options and RSUs represent, collectively, 50,894,517 Common Shares or approximately 27% of the Common Shares issued and outstanding as of the date of this Circular, and the Common Shares underlying the Options held by Insiders represent 15,582,123 Common Shares or approximately 10% of the Common Shares issued and outstanding as of the date of this Circular.

Accordingly, based on the issued and outstanding share structure of the Company as of the date of this Circular, but subject to the annual limits described above, the Company has availability under the Amended and Restated Omnibus Incentive Plan to issue Awards representing an additional 43,192,750 Common Shares to Participants, representing approximately 23% of the current issued and outstanding Common Shares.

2024 MANAGEMENT INFORMATION CIRCULAR | 26

(C) Common Shares Issuable Pursuant to the Amended and Restated Omnibus Incentive Plan

Options

An Option that is granted by the Company to a Participant pursuant to the Amended and Restated Omnibus Incentive Plan shall, upon exercise, entitle the holder thereof to acquire a designated number of Common Shares from treasury at a stated Exercise Price for a specified period of time subject to the terms and conditions of the Amended and Restated Omnibus Incentive Plan and the applicable Option Agreement, provided that such Option has not expired or terminated prior to being exercised.

The Board may grant Options to any Participant at any time, in such number and on such terms as will be determined by the Board. The Exercise Price for any Option granted pursuant to the Amended and Restated Omnibus Incentive Plan will be determined by the Board and specified in the Option Agreement. The Option Price for Common Shares that are the subject of any Option shall be determined and approved by the Board when such Option is granted, but shall not be less than the lesser of (i) the VWAP on the Award Date and (ii) the closing market price on a Stock Exchange on the day immediately prior to the Award Date.

Except as otherwise specifically provided in the Amended and Restated Omnibus Incentive Plan or in any Option Agreement, Options may be exercised by the Participant in whole at any time, or in part from time to time (in each case to the nearest full Common Share), during the applicable Option Term only in accordance with the vesting schedule, if any, determined by the Board, which vesting schedule may include Performance Criteria. Options may not be exercised until they have vested. Options will expire at such time as the Board determines at the time of grant. However, no Option will be exercisable later than the tenth anniversary of the date of its grant.

Participants may elect to undertake a "Net Exercise Right" pursuant to which the Participant may surrender such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, receive, that number of Common Shares, disregarding fractions, which is equal to the quotient obtained by: (i) subtracting the applicable Option Price from the VWAP on the business day immediately prior to the exercise of the Net Exercise Right and multiplying the remainder by the number of Option Shares; and (ii) dividing the net amount obtained under subsection (i) by the VWAP on the business day immediately prior to the exercise of the Net Exercise Right provided that the Participant pays to the Company an amount equal to the Tax Obligations applicable to the Option Shares or otherwise makes arrangements satisfactory to the Company.

Restricted Share Units

Each RSU Award granted to a Participant will entitle the Participant to receive, at the Company's option: (i) payment in cash; (ii) payment in Common Shares acquired by a trustee, on behalf of the Company, on a Stock Exchange; or (iii) payment in Common Shares issued from treasury; or (iv) or a combination of (i) to (iii).

The Board will: (i) designate the Participants who may receive RSUs under the Amended and Restated Omnibus Incentive Plan; and (ii) determine the relevant terms, conditions and vesting provisions, subject to the terms of the Amended and Restated Omnibus Incentive Plan and in the applicable RSU Agreement.

Subject to the provisions of the Amended and Restated Omnibus Incentive Plan or in any RSU Agreement, the holder of RSU Award shall be entitled to receive payout on the value and number of RSUs, determined by the Board as a function of the extent to which the corresponding vesting criteria, including Performance Criteria, if any, have been achieved. Unless otherwise determined by the Board, all RSUs in respect of which the vesting criteria have not been achieved, shall automatically be forfeited and be cancelled on the applicable determination dates as set forth in the applicable RSU Agreement.

Any cash payable and/or Common Shares issuable to a Participant in respect of vested RSUs shall be paid to the Participant as soon as practicable following the Vesting Date and in any event within thirty (30) days of the Vesting Date and prior to the Outside Payment Date.

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Following the declaration and payment of dividends on the Common Shares, the Board may, in its absolute discretion, determine to make a cash payment to a Participant in respect of outstanding RSUs credited to the Participant's Account, as a bonus for services rendered during the year such dividend was declared. Payment of any such Dividend Equivalent will be made forthwith following any such determination by the Board and in any event within thirty (30) days of such determination.

(D) Assignability

Except by the laws of succession of the domicile of a deceased Participant, Awards granted pursuant to the Amended and Restated Omnibus Incentive Plan will be non-transferable and non-assignable.

(E) Cessation of Awards

Termination with Notice of Resignation

Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Company (i) each unvested Option granted to such Participant shall terminate and become void immediately upon the effective date of resignation and (ii) each vested Option granted to such Participant will cease to be exercisable on the earlier of ninety (90) days following the Termination Date and the expiry date of the Option set forth in the Option Agreement, after which the Option will expire.

Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Company, except as prohibited by applicable legislation, the Participant's participation in the Amended and Restated Omnibus Incentive Plan shall be terminated immediately, all RSUs credited to such Participant's Account that have not vested shall be forfeited and cancelled, and the Participant's rights that relate to such Participant's unvested RSUs shall be forfeited and cancelled on the Termination Date.

Termination for Cause

Except as prohibited by applicable legislation (and where so prohibited, such prohibition shall be effective only to the minimum extent required), upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested Option granted to such Participant shall terminate automatically and become void immediately.

Upon a Participant ceasing to be an Eligible Participant for Cause, except as prohibited by applicable legislation, the Participant's participation in the Amended and Restated Omnibus Incentive Plan shall be terminated immediately, all RSUs credited to such Participant's Account that have not vested shall be forfeited and cancelled, and the Participant's rights that relate to such Participant's unvested RSUs shall be forfeited and cancelled on the Termination Date.

Disability of Participant

Upon a Participant ceasing to be an Eligible Participant by reason of permanent disability, (i) any unvested Option shall terminate and become void immediately upon the commencement of permanent disability, and (ii) any vested Option will cease to be exercisable on the earlier of (a) twelve (12) months the effective date of retirement or the date on which the Participant is deemed to cease his or her employment or service relationship with the Company by reason of permanent disability, and (b) the expiry date of the Award set forth in the Option Agreement, after which the Option will expire.

Except as otherwise determined by the Board from time to time, at its sole discretion, and except as prohibited by applicable legislation, upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Company (i) being terminated by reason of injury or disability or (ii) becoming eligible to receive long-term disability benefits; all unvested RSUs in the Participant's Account as of such date shall remain outstanding and in effect pursuant to the terms of the applicable RSU Agreement, and (a) if the Board determines that the vesting conditions are not met for such RSUs, then all unvested RSUs credited to such Participant's Account shall be forfeited and cancelled and the Participant's rights that relate to such unvested RSUs shall be forfeited and cancelled; and (b) if the Board determines that the vesting conditions are met for such RSUs, the Participant shall be entitled to receive payment of such number of RSUs outstanding in the Participant's Account.

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Death of Participant

Upon a Participant ceasing to be an Eligible Participant by reason of death, any vested Option granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Common Shares only which such Participant was entitled to acquire under the respective Options on the date of such Participant's death. Such vested Option shall only be exercisable within twelve (12) months after the Participant's death or prior to the expiration of the original term of the Options whichever occurs earlier, and each unvested Option shall be forfeited.

Except as otherwise determined by the Board from time to time, at its sole discretion, and except as prohibited by applicable legislation, upon a Participant ceasing to be Eligible Participant as a result of death, all unvested RSUs in the Participant's Account as of such date shall remain outstanding and in effect pursuant to the terms of the applicable RSU Agreement, and (a) if the Board determines that the vesting conditions are not met for such RSUs, then all unvested RSUs credited to such Participant's Account shall be forfeited and cancelled and the Participant's rights that relate to such unvested RSUs shall be forfeited and cancelled; and (b) if the Board determines that the vesting conditions are met for such RSUs, the Participant shall be entitled to receive payment of such number of RSUs outstanding in the Participant's Account (as of the date of the Participant's death) and the Company shall (i) pay such amount to the Participant or the liquidator, executor or administrator, as the case may be, of the estate of the Participant, as soon as practicable thereafter, but no later than the end of the Outside Payment Date, and (ii) debit the corresponding number of RSUs from the Account of such deceased Participant and all the Participant's rights that relate to such Participant's RSUs shall be forfeited and cancelled.

Retirement of Participant

Upon a Participant ceasing to be an Eligible Participant by reason of retirement (i) any unvested Option shall terminate and become void immediately upon the effective date of retirement and (ii) any vested Option will cease to be exercisable on the earlier of (a) twelve (12) months after the effective date of retirement and (b) the expiry date of the Award set forth in the Option Agreement, after which the Option will expire.

Except as otherwise determined by the Board from time to time, at its sole discretion, and except as prohibited by applicable legislation, upon a Participant ceasing to be Eligible Participant as a result of retirement, all unvested RSUs in the Participant's Account as of such date shall remain outstanding and in effect pursuant to the terms of the applicable RSU Agreement, and (a) if the Board determines that the vesting conditions are not met for such RSUs, then all unvested RSUs credited to such Participant's Account shall be forfeited and cancelled and the Participant's rights that relate to such unvested RSUs shall be forfeited and cancelled; and (b) if the Board determines that the vesting conditions are met for such RSUs, the Participant shall be entitled to receive payment of such number of RSUs outstanding in the Participant's Account (as of the date of the Participant's retirement).

(F) Adjustment to Common Shares Subject to Outstanding Awards

At any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award or the forfeiture or cancellation of such Award, in the event of (i) any subdivision of the Common Shares into a greater number of Common Shares, (ii) any consolidation of Common Shares into a lesser number of Common Shares, (iii) any reclassification, reorganization or other change affecting the Common Shares, (iv) any merger, amalgamation or consolidation of the Company with or into another corporation, or (v) any distribution to all holders of Common Shares or other securities in the capital of the Company, of cash, evidences of indebtedness or other assets of the Company (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Company or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit) or any transaction or change having a similar effect, then the Board shall in its sole discretion, subject to the required approval of any Stock Exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the Participant in respect of such Award in connection with such occurrence or change, including, without limitation: (a) adjustments to the exercise price of such Award without any change in the total price applicable to the unexercised portion of the Award; (b) adjustments to the number of Common Shares to which the Participant is entitled upon exercise of such Award; or (c) adjustments to the number of kind of Common Shares reserved for issuance pursuant to the Amended and Restated Omnibus Incentive Plan.

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(G) Change of Control

In the event of a Change in Control, the Board has the right, among other things: (a) to arrange for the surviving or acquiring corporation to assume or continue the Award or to substitute a similar Award; (b) arrange for the assignment or reacquisition or repurchase rights held by the Company in respect of Common Shares issued pursuant to an Award to the surviving corporation or acquiring corporation; (c) accelerate the vesting, in whole or in part, of the Award to a date prior to the effective time of the Change in Control, with such Award terminating if not exercised; (d) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Award; (e) cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such cash consideration (including no consideration) as the Board, in its sole discretion, may consider appropriate; and (f) make a payment, in such form as may be determined by the Board to be equal to the excess of the value of the property the Participant would have received upon the exercise of the Award immediately prior to the effective time of the Change in Control over any exercise price payable by such Participant in connection with such exercise.

(H) Blackout Periods

Where any Options expire within a Blackout Period, the Board may, in its sole discretion, extend the end the Option Term by ten (10) Business Days following the end of the Blackout Period.

(I) Procedures for Amending

Except as set out below, the Amended and Restated Omnibus Incentive Plan may be amended, altered modified, suspended or terminated by the Board at any time, without notice or approval from Shareholders, provided that such suspension, termination, amendment or revision shall:

(a) not adversely alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Amended and Restated Omnibus Incentive Plan;

(b) be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Company, the applicable Stock Exchange, or any other regulatory body having authority over the Company; and

(c) be subject to shareholder approval, where required by law or the requirements of the applicable Stock Exchange provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Company make the following amendments to this Amended and Restated Omnibus Incentive Plan:

(i) amendments to clarify existing provisions of an Award that do not have the effect of altering the scope, nature and intent of such Award;

(ii) any amendment to the expiration date or vesting terms of an Award that does not extend the terms of the Award past the original date of expiration of such Award;

(iii) any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body;

(iv) any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the Amended and Restated Omnibus Incentive Plan, correct or supplement any provision of the Amended and Restated Omnibus Incentive Plan that is inconsistent with any other provision of the Amended and Restated Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Amended and Restated Omnibus Incentive Plan;

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(v) any amendment regarding the administration of the Amended and Restated Omnibus Incentive Plan;

(vi) if the Company becomes listed or quoted on a Stock Exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior Stock Exchange; or

(vii) any amendment to the amendment provisions of the Amended and Restated Omnibus Incentive Plan.

Certain amendments will however require the prior approval of the Shareholders including for the following amendments:

(d) any increase to the maximum number of Common Shares issuable under the Amended and Restated Omnibus Incentive Plan;

(e) any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price;

(f) any amendment which extends the expiry date of any Award, beyond the original expiry date;

(g) any amendment which increases or removes the maximum number of Common Shares that may be (i) issuable to Insiders at any time; and (ii) issued to Insiders under the Plan and any other proposed or established Securities-Based Compensation Arrangement in a one-year period;

(h) any amendment to the number of Common Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one year period;

(i) any amendment to the limits on Awards to Non-Employee Directors;

(j) permit an Award to be transferable or assignable other than for normal estate settlement purposes; or

(k) any amendment to the definition of an Eligible Participant under the Amended and Restated Omnibus Incentive Plan.

Employment Contracts and Termination and Change of Control Benefits

Tamir Poleg

On July 1, 2014, the Company appointed Tamir Poleg to serve as CEO. Mr. Poleg's agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Poleg is entitled to three (3) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Mr. Poleg's employment will continue in the normal course and there are no modifying terms.

Michelle Ressler

On October 15, 2020 the Company appointed Michelle Ressler to serve as CFO. Ms. Ressler's agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Ms. Ressler is entitled to three (3) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Ms. Ressler's employment will continue in the normal course and there are no modifying terms.

Pritesh Damani

On January 11, 2021, the Company appointed Pritesh Damani to serve as Chief Technology Officer. Mr. Damani's employment with the Company can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Damani is entitled to two (2) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Mr. Damani's employment will continue in the normal course and there are no modifying terms.

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Sharran Srivatsaa

On December 12, 2022, the Company appointed Sharran Srivatsaa to serve as President of the Company. Mr. Srivatsaa's employment with the Company can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Srivatsaa is entitled to two (2) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Mr. Srivatsaa's employment will continue in the normal course and there are no modifying terms.

Jenna Rozenblat

In January of 2023, Jenna Rozenblat was hired as Executive Vice President of Operations of the Company and was promoted to Chief Operating Officer on August 10, 2023. Ms. Rozenblat's employment with the Company can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Ms. Rozenblat is entitled to two (2) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Ms. Rozenblat's employment will continue in the normal course and there are no modifying terms.

Except as disclosed herein, there were no other agreements or arrangements under which compensation was provided during the most recently completed financial year ended December 31, 2023 or is payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director or NEO.

Change of Control Payments

There are no payments or the provision of other benefits that would have to be paid to any NEOs following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, Change in Control of the Company or a change in an NEO's responsibilities, subject to the Company providing standard advance written notice of termination or payment in lieu thereof. The outstanding RSUs and Options held by an NEO will be governed by the plan under which such RSUs and Options were granted following any termination (whether voluntary, involuntary or constructive), resignation, retirement, Change in Control of the Company or a change in an NEO's responsibilities. See "Amended and Restated Omnibus Incentive Plan - Retirement of Participant - Change of Control" in this section "Statement of Executive Compensation" for an overview of the treatment of Awards granted under the Amended and Restated Omnibus Incentive Plan pursuant to a Change of Control.

In this section, "Change of Control" means the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization), a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the BCBCA of:

(a) shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such persons would be entitled to exercise fifty percent (50%) or more of the votes entitled to be cast at a meeting of the Shareholders;

(b) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such persons would be entitled to exercise fifty percent 50% or more of the votes entitled to be cast at a meeting of the shareholders of the material subsidiary; or

(c) more than fifty percent 50% of the material assets of the Company, including the acquisition of more than fifty percent 50% of the material assets of any material subsidiary of the Company.

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Pension Disclosure

There are no pension plan benefits in place for the NEOs or the directors of the Company.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of RSUs and Options granted pursuant to the Stock Option Plan, RSU Plan, the Omnibus Incentive Plan and Amended and Restated Omnibus Incentive Plan to NEOs that vested during the year ended December 31, 2023:

	Option-based awards -	Share-Based Awards -	Non-Equity Incentive
	Value vested during year	Value Vested During Year	Plan Compensation
Name & Principal Position	(US$)(1)	(US$)(2)	(US$)

Tamir Poleg	1,902,099	Nil	Nil
Director and Chief Executive Officer
Michelle Ressler	29,410	338,982	Nil
Chief Financial Officer
Pritesh Damani	239,955	Nil	Nil
Chief Technology Officer
Sharran Srivatsaa	Nil	225,987	Nil
President
Jenna Rozenblat	Nil	Nil	Nil
Chief Operating Officer

________________
Notes:

(1) Calculated using the closing market price of the Common Shares on the NASDAQ on the day the Options vested and subtracting the exercise price of in-the-money Options. The actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2) Calculated using the closing market price of the Common Shares on the NASDAQ on the day the RSUs vested multiplied by the number of RSUs that vested.

Director Compensation

The following table sets forth all compensation to directors who were not NEOs during the year ended December 31, 2023:

		Share-	Option-	Annual
	Fees	Based	Based	Incentive	Pension	All Other	Total
	Earned	Awards	Awards	Plans	Value	Compensation	Compensation
Name	(US$)	(US$)(1)	(US$)	(US$)	(US$)	(US$)	(US$)

Guy Gamzu	-	77,520	-	-	-	-	77,520

Larry Klane	-	86,640	-	-	-	-	86,640

Atul Malhorta Jr.	-	- (2)	-	-	-	-	-

Vikki Bartholomae	-	68,400	-	-	-	-	68,400

Laurence Rose	-	68,400	-	-	-	-	68,400

Susanne	-	45,952	-	-	-	-	45,952
Greenfield Sandler

________________
Notes:

(1) Calculated by multiplying the number of RSUs granted by a price of US$1.14, which was the closing market price on the Nasdaq on the date of grant.

(2) Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Venture Management, LLC, an affiliate of Insight Partners, was issued 60,000 RSUs for director compensation, which had a value of US$68,400 based on the close price on the date of grant. Mr. Malhotra is a Managing Director on the investment team at Insight Partners and disclaims beneficial ownership of the RSUs.

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Director Compensation - Outstanding Options and Restricted Share Units

The following table sets forth information with respect to the Options and Restricted Share Units granted pursuant to Securities Based Compensation Arrangements to the non-NEO directors that were outstanding as of December 31, 2023.

	Option-Based Awards				Share-Based Awards
Name and Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of unexercised in-the- money options (US$)(1)	Number of Common Shares that have not vested (#)	Market Value or payout value of share- based awards that have not vested (US$)(2)	Market value or payout value of vested share-based awards not paid out or distributed (US$)

	280,638	0.0765	April 18, 2028	427,552	-	-	-
Guy Gamzu	110,000	1.013437	January 31, 2027	64,522	-	-	-
	-	-	-	-	68,000	108,800	-
	280,638	0.0765	April 18, 2028	427,552	-	-	-
Larry Klane	110,000	1.013437	January 27, 2031	64,522	-	-
	-	-	-	-	76,000	121,600	-
Atul Malhotra	-	-	-	-	-	-	-
Jr.

Laurence	280,638	0.0765	April 18, 2028	427,552	-	-	-
Rose	100,000	1.013437	January 27, 2031	58,657	-	-	-
	-	-	-	-	60,000	96,000	-
Vikki	100,000	1.013437	January 27, 2031	58,657	-	-	-
Bartholomae	-	-	-	-	60,000	96,000	-
Susanne	-	-	-	-	26,409	42,254	-
Greenfield
Sandler

____________________

Notes:

(1) Calculated using the market price of the Common Shares on the NASDAQ on December 29, 2023 (the last trading day of the Company's fiscal year) of US$1.60 and subtracting the exercise price of in-the-money Options, including unvested. These Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2) Calculated using the market price of the Common Shares on the NASDAQ on December 29, 2023 (the last trading day of the

Company's fiscal year) of US$1.60.

Director Compensation - Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of RSUs granted pursuant to Securities Based Compensation Arrangements to the non-NEO directors that vested during the year ended December 31, 2023:

Name	Option-based awards - Value vested during year (US$)	Share-Based Awards - Value Vested During Year (US$)(1)	Non-Equity Incentive Plan Compensation (US$)

Guy Gamzu	Nil	40,458	Nil
Larry Klane	Nil	45,218	Nil
Atul Malhotra Jr.	Nil	Nil	Nil
Laurence Rose	Nil	35,699	Nil
Vikki Bartholomae	Nil	35,699	Nil
Susanne Greenfield Sandler	Nil	Nil	Nil

____________________

Notes:

(1) Calculated using the market price of the Common Shares on the NASDAQ on the vesting date (January 3, 2023) of US$1.09.

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Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the securities of the Company that are authorized for issuance under the equity compensation plans as of December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($US)	Number of securities remaining available for future issuance under equity compensation plans (1)

Equity compensation plans	22,550,445(2)	0.92	16,899,038
approved by securityholders	27,840,671(3)	N/A	26,293,712
Equity compensation plans not	N/A	N/A	N/A
approved by securityholders	N/A	N/A	N/A
Total	50,391,116	0.92	43,192,750

Notes:

(1) These figures are based on the total number of Common Shares authorized for issuance under the Securities Based Compensation Arrangements, less the number of Options and RSUs outstanding as of the Company's year ended December 31, 2023.

(2) Options.

(3) Restricted Share Units.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Company or its subsidiaries at any time since the beginning of the financial period ended December 31, 2023.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or officer of the Company, nor any proposed nominee for election as a director of the Company, nor any other Insider of the Company, nor any associate or affiliate of any one of them, has or has had, at any time since the beginning of the financial period ended December 31, 2023, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Management Information Circular, no director or senior officer of the Company, nor any proposed nominee for election as a director of the Company, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

NORMAL COURSE ISSUER BID

In May, 2021, the Company implemented a normal course issuer bid (NCIB). On May 19, 2022, the Company announced that it renewed its NCIB to be transacted through the facilities of the Nasdaq and other stock exchanges and/or alternative trading systems in the United State and/or Canada. Pursuant to the NCIB, Real may purchase up to 8,915,466 Common Shares representing approximately 5% of the total 178,309,321 issued and outstanding Common Shares as of May 19, 2022. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which Real may purchase up to 9,006,526 Common Shares, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. Purchases will be made at prevailing market prices, and may be conducted during the twelve-month period ending May 28, 2024.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying RSU obligations. The Company appointed CWB Trust Services as the trustee for the purposes of arranging for the acquisition of Common Shares and to hold the shares in trust for the purposes of satisfying RSU payments as well as manage other administration matters. Through the trustee, RBC Capital Markets has been engaged to undertake purchases under the NCIB.

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The Common Shares acquired will be held by CWB Trust Services until the same are sold in the market with the proceeds to be transferred to designated participants under the terms of the Security Based Compensation Arrangements to satisfy the Company's obligations in respect of redemptions of vested RSUs held by such designated participants.

During the year ended December 31, 2023, the Company had repurchased approximately 2 million million Common Shares pursuant to the NCIB.

Shareholders may obtain, free of charge, a copy of the Company's "Notice of Intention to Make a Normal Course Issuer Bid" filed by the Company by contacting the Corporate Secretary of the Company via email at investors@therealbrokerage.com

ADDITIONAL INFORMATION

Additional information about the Company is located on SEDAR+ at www.sedarplus.com. Financial information is provided in the Company's financial statements and Management's Discussion and Analysis ("MD&A") for the financial year ended December 31, 2023, which were filed on SEDAR+.

Pursuant to NI 51-102, any person or company who wishes to receive financial statements from the Company may deliver a written request for such material to the Company or the Company's agent, together with a signed statement that the persons or company is the owner of securities of the Company. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed mail card, together with the completed Instrument of Proxy, in the addressed envelope provided, to the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Company will maintain a supplemental mailing list of persons or companies wishing to receive interim financial statements.

Shareholders may contact the Company to request copies of the financial statements and MD&A by writing to the Company's CFO, Michelle Ressler, at the following address: The Real Brokerage Inc. 39899 Balentine Dr. Ste. 200, Newark, CA 94560.

2024 MANAGEMENT INFORMATION CIRCULAR | 36

THE REAL BROKERAGE INC.

SCHEDULE A

BOARD MANDATE

(see attached)

THE REAL BROKERAGE INC.

MANDATE OF THE BOARD OF DIRECTORS

I. GENERAL

1. Mandate

The board of directors (the "Board") of The Real Brokerage Inc. (the "Company") is responsible for the stewardship of the Company. The Board is elected by the shareholders of the Company to supervise the management of the business and affairs of the Company, with the goal of enhancing long-term shareholder value.

Specifically, the Board is charged with responsibility for:

(a) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

(b) oversight of management over strategic planning and ensuring that strategic planning takes into consideration, among other things, the opportunities and risks of the business;

(c) working with management to identify the principal risks of the Company's business, and ensuring the implementation of appropriate systems to manage these risks;

(d) oversight of succession planning (including appointing, training and monitoring senior management);

(e) adopting a communication policy for the Company;

(f) oversight of the Company's internal control and management information systems; and

(g) developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

2. Board Committees

To assist it in exercising its responsibilities, the Board has established three standing committees of the Board: an audit committee (the "Audit Committee"), a compensation committee (the "Compensation Committee") and a nominating and corporate governance committee (the "N&CG Committee"). Each committee will be composed entirely of independent directors. The Board may establish other standing committees, from time to time.

Each committee will have a written charter. At a minimum, each charter will clearly establish the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter will be reviewed by the Board on at least an annual basis.

The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

3. Expectations and Responsibilities of Directors

The Board expects that each director will, among other things:

(a) act honestly, in good faith and with a view to the best interests of the Company;

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c) commit the time and energy necessary to properly carry out such director's duties;

(d) attend all regularly scheduled Board and committee meetings, as applicable; and

(e) review in advance all meeting materials and otherwise adequately prepare for all regularly scheduled Board and committee meetings, as applicable.

4. The Board's Expectations of Management

The Board expects that management will, among other things:

(a) review continuously the Company's strategies and their implementation in light of evolving conditions;

(b) present a comprehensive annual operating plan and budget and report regularly on the

Company's performance and results relative to that plan and budget;

(c) report regularly on the Company's business and affairs, with a focus on matters of material consequence for the Company;

(d) implement systems to identify and manage the principal risks of the Company's business;

(e) implement and maintain appropriate systems of internal control; and

(f) implement and maintain appropriate disclosure controls and procedure.

In addition, the Board expects that the Chief Executive Officer ("CEO") and the other executive officers of the Company will conduct themselves with integrity and that the CEO and other executive officers will create a culture of integrity throughout the Company.

5. Decisions Requiring Prior Approval of the Board

The Board is responsible for pre-approving material transactions, including those involving mergers, acquisitions and major investments or divestitures of or by the Company.

II. PROCEDURAL MATTERS

1. Composition

The Board will be composed of a majority of "independent" directors, as defined under National Instrument 58- 101 - Disclosure of Corporate Governance Practices and Nasdaq Listing Rule 5605(a)(2) and that the Board members on the Audit Committee meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (subject to the exemptions provided for therein).

The Board will consist of directors who represent a diversity of personal experience and background, particularly among the independent directors. At a minimum, each director will have demonstrated personal and professional integrity, achievement in his or her field, experience and expertise relevant to the Company's business, a reputation for sound and mature business judgment, the commitment to devote the necessary time and effort in order to conduct such directors duties effectively and, if required, financial literacy.

The composition of the Board will balance the following goals:

(a) the size of the Board will facilitate substantive discussions of the whole Board in which each director can participate meaningfully; and

(b) the composition of the Board will encompass a broad range of skills, expertise, industry knowledge, diversity of opinion and contacts relevant to the Company's business.

2. Director Qualifications

In addition to the qualifications specified for directors in the Business Corporations Act (British Columbia), directors of the Company will be subject to the following requirements:

(a) members of the Audit Committee will be financially literate as defined in National Instrument 52-110 - Audit Committees;

(b) at least one member of the Audit Committee will be financially sophisticated as required by Nasdaq Listing Rule 5605(c)(2)(A); and

(c) following a change in principal occupation, place of residence, or a similar change in credentials, directors are expected to report that change to the N&CG Committee for consideration.

3. Board Structure and Operations

(a) Chair

The Board will appoint an independent director to act as Chair of the Board. If the Board determines that this is not appropriate in the circumstances and instead appoints a non- independent director to act as Chair of the Board, the Board will also appoint an independent director to act as Lead Director. Either an independent Chair of the Board or an independent

Lead Director will act as the effective leader of the Board and ensure that the Board's agenda will enable it to successfully carry out its duties. The Chair of the Board and the Lead Director, as applicable, may be removed at any time at the discretion of the Board.

The designation of the Chair of the Board and the Lead Director, if applicable, will take place annually.

If, in any year, the Board does not appoint a Chair or Lead Director, if applicable, the incumbent Chair and Lead Director, if applicable, will each continue in office until a successor is appointed.

If the Chair of the Board or Lead Director, if applicable, is absent from any meeting, the Board will select one of the other members of the Board to preside at that meeting.

(b) Meetings

The Chair of the Board, or, if the Chair of the Board is not independent, then the independent Lead Director, will be responsible for developing and setting, in consultation with other members of the Board and senior management, the agenda for Board meetings, and determining the time, place and frequency of Board meetings.

The independent directors will have regularly scheduled meetings at which only independent directors are present ("executive sessions"), at least twice a year, and perhaps more frequently, in conjunction with regularly scheduled Board meetings.

(c) Notice

Notice of the time and place of every meeting will be given in writing to each member of the Board and the CEO at least 48 hours before the time fixed for that meeting.

(d) Quorum

Three members of the Board will constitute a quorum. No business may be transacted by the Board except at a meeting of its members at which a quorum of the Board is present in person or by means of such telephonic, electronic or other communications facilities that permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

(e) Attendees

The Board may invite any of the officers and employees of the Company and any advisors as it sees fit to attend a meeting of the Board and assist in the discussion and consideration of matters relating to the Board.

(f) In Camera Sessions

The independent directors will hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

(g) Records

Minutes of meetings of the Board will be recorded and maintained by the Secretary or the Assistant Secretary of the Company and will be subsequently presented to the Board for review and approval.

(h) Liaison

The CEO will act as management liaison with the Board.

4. Board Mandate Review

The Board will review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the Nasdaq Stock Market.

III. RESPONSIBILITIES

1. Supervising Management of the Company

The Board is responsible for, in addition to its responsibilities set out in the articles of the Company:

(a) appointing officers, specifying their duties and delegating to them the power to manage the day-to-day business and affairs of the Company;

(b) reviewing the officers' performance and effectiveness; and

(c) acting in a supervisory role, such that any duties and powers not delegated to the officers of the Company remain with the Board and its committees.

In addition, the Board is responsible for, to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company.

2. Risk Management

Management is responsible for the identification of the principal risks of the Company's business, and ensuring the implementation of appropriate systems to manage these risks.

The Board is responsible for overseeing the identification and management of the principal risks of the Company's businesses. Among other things, the Board will review the Company's risk management policies and procedures. The Board may delegate to the Audit Committee responsibility for reviewing reports from the internal audit function and reviewing the Company's internal controls and risk management policies and procedures related to the finance and accounting aspects of the business.

3. Succession Planning

Management is responsible for succession planning (including appointing, training and monitoring senior management).

The Board is responsible for overseeing succession planning matters for officers and senior management, including the appointment, training and monitoring of those persons, and to assist it with certain of these responsibilities, the Board has established the Compensation Committee. The Board is also responsible for:

(a) generally ensuring depth in senior management;

(b) reviewing candidates for senior management positions;

(c) considering periodically the organizational structure of the Company; and

(d) considering periodically other succession planning matters.

4. Communications Policy

Management is responsible for adopting a communications policy for the Company. The Board is responsible for reviewing and approving the communications policy (the "Corporate Disclosure Policy") that ensures that the Company communicates effectively with its shareholders, other stakeholders, and the public in general.

The Corporate Disclosure Policy will:

(a) contain measures for the Company to comply with its continuous and timely disclosure requirements and to avoid selective disclosure;

(b) address how the Company interacts with analysts, investors, other key stakeholders and the public; and

(c) address who reviews and approves major Company announcements.

The Company will maintain an investor relations group contact with the responsibility of maintaining communications with the investing public in accordance with the Corporate Disclosure Policy.

The Board will periodically review the Corporate Disclosure Policy.

5. Internal Controls

Management is responsible for the Company's internal control and management information systems.

The Board is responsible for overseeing and ensuring the integrity of the Company's internal control and management information systems. The Board may delegate its responsibilities relating to the Company's internal control and management information systems to the Audit Committee.

6. Corporate Governance

The Board is responsible for developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company. The Board will monitor the effectiveness of the system of corporate governance at the Company, including the information requirements of the Board, the frequency and content of meetings and the need for any special meetings, communication processes between the Board and management, the charters of the Board and its committees and policies governing the size and composition of the Board.

The Board may delegate its responsibilities relating to corporate governance to the N&CG Committee.

7. Measures for Receiving Feedback from Security Holders

The Board will oversee procedures to ensure that the Company, through management, provides timely information to current and potential security holders and responds to their inquiries. The purpose of these procedures will be to ensure that every security holder inquiry receives a prompt response from an appropriate Company spokesperson in accordance with the Company's Corporate Disclosure Policy. The Board (or a Board committee) will ensure that designated persons under the Corporate Disclosure Policy are available to meet regularly with financial analysts and institutional investors.

8. Position Descriptions

The Board is responsible for:

(a) developing clear position descriptions for the Chair of the Board, the Lead Director, if applicable, and the chair of each Board committee;

(b) together with the CEO, developing a clear position description for the CEO, which includes delineating management's responsibilities; and

(c) developing or approving the corporate goals and objectives that the CEO is responsible for meeting.

9. Orientation and Continuing Education

The Board is responsible for:

(a) ensuring that all new directors receive a comprehensive orientation, so that they fully understand:

(i) the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Company expects from its directors); and

(ii) the nature and operation of the Company's business; and

(b) providing continuing education opportunities for all directors, so that they may:

(i) maintain or enhance their skills and abilities as directors; and

(ii) ensure that their knowledge and understanding of the Company's business remains current.

10. Code of Business Conduct and Ethics

The Board is responsible for adopting a written code of business conduct and ethics (the "Code"), applicable to directors, officers and employees of the Company. The Code will constitute written standards that are reasonably designed to promote integrity and deter wrongdoing and will address the following issues:

(a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b) protection and proper use of corporate assets and opportunities;

(c) confidentiality of corporate information;

(d) fair dealing with the Company's security holders, customers, suppliers, competitors and employees;

(e) compliance with laws, rules and regulations; and

(f) reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring compliance with the Code. Any waivers from the Code that are granted for the benefit of the Company's directors or executive officers will be granted by the Board (or a Board committee) only.

11. Nomination of Directors

The Board is responsible for nominating or appointing individuals as directors and, to assist it with this responsibility, the Board has established the N&CG Committee.

Before nominating or appointing individuals as directors, the Board will:

(a) consider what competencies and skills the Board, as a whole, should possess;

(b) assess what competencies and skills each existing director possesses (including the personality and other qualities of each director);

(c) consider the appropriate size of the Board, with a view to facilitating effective decision-making; and

(d) consider the advice and input of the N&CG Committee.

12. Compensation Matters

The Board is responsible for overseeing compensation matters (including compensation of officers and other senior management personnel, approving the Company's annual compensation budget) and, to assist it with these responsibilities, the Board has established the Compensation Committee.

More specifically, the Board is responsible for approving:

(a) the CEO's compensation level, after consideration of the evaluation conducted by and the recommendations of the Compensation Committee; and

(b) non-CEO officer and director compensation, incentive-compensation plans and equity-based plans, after consideration of the recommendations of the Compensation Committee.

13. Regular Board Assessments

The Board is responsible for regularly and at least annually assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee. Those assessments will consider:

(a) in the case of the Board, this Mandate;

(b) in the case of a Board committee, the committee's charter; and

(c) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

The Board will consider attendance at Board and committee meetings when making those assessments.

14. Outside Advisors

The Board is responsible for overseeing a process which enables the Board, any Committee of the Board, or individual directors, to engage an external advisor at the expense of the Company in appropriate circumstances. The engagement of the external advisor will be subject to the approval of the Board (or a Board committee).

Approved by the Board of Directors on July 17, 2023